FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August, 2014

Commission File Number: 001-12518

Banco Santander, S.A.
(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander
28660 Boadilla del Monte (Madrid) Spain
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Banco Santander, S.A.

TABLE OF CONTENTS

Item

1	Banco Santander, S.A. and Companies composing Santander Group – Interim Condensed Consolidated Financial Statements for the three-month period ended 31 March 2014

Banco Santander, S.A. and Companies composing Santander Group Interim Condensed Consolidated Financial Statements for the three-month period ended 31 March 2014
Translation of a report originally issued in Spanish and of interim condensed consolidated financial statements originally issued in Spanish and prepared in accordance with the regulatory financial reporting framework applicable to the Group (see Notes 1 and 16).

Banco Santander, S.A. and Companies composing Santander Group Interim Condensed Consolidated Financial Statements for the three-month period ended 31 March 2014

Translation of interim condensed consolidated financial statements originally issued in Spanish and prepared in accordance with the regulatory financial reporting framework applicable to the Group (see Notes 1 and 16). In the event of a discrepancy, the Spanish-language version prevails.
SANTANDER GROUP
CONDENSED CONSOLIDATED BALANCE SHEETS AT 31 MARCH 2014 AND 31 DECEMBER 2013
(Millions of euros)

ASSETS	Note	31/03/14	31/12/13 (*)	LIABILITIES AND EQUITY	Note	31/03/14	31/12/13 (*)

CASH AND BALANCES WITH CENTRAL				FINANCIAL LIABILITIES HELD FOR TRADING	9	105,946	94,673
BANKS		82,402	77,103
				OTHER FINANCIAL LIABILITIES AT FAIR
FINANCIAL ASSETS HELD FOR TRADING	5	128,630	115,289	VALUE THROUGH PROFIT OR LOSS	9	51,501	42,311

OTHER FINANCIAL ASSETS AT FAIR				FINANCIAL LIABILITIES AT AMORTISED
VALUE THROUGH PROFIT OR LOSS	5	38,993	31,381	COST	9	889,287	863,114

				CHANGES IN THE FAIR VALUE OF HEDGED
AVAILABLE-FOR-SALE FINANCIAL ASSETS	5	90,888	83,799	ITEMS IN PORTFOLIO HEDGES OF
				INTEREST RATE RISK		77	87

LOANS AND RECEIVABLES	5	731,596	714,484	HEDGING DERIVATIVES		5,764	5,283

				LIABILITIES ASSOCIATED WITH NON-
HELD-TO-MATURITY INVESTMENTS	5	-	-	CURRENT ASSETS HELD FOR SALE		1	1

CHANGES IN THE FAIR VALUE OF HEDGED ITEMS IN PORTFOLIO HEDGES OF				LIABILITIES UNDER INSURANCE CONTRACTS		1,548	1,430
INTEREST RATE RISK		1,396	1,627
				PROVISIONS	10	14,900	14,475
HEDGING DERIVATIVES		6,807	8,301
				TAX LIABILITIES:		7,596	6,079
NON-CURRENT ASSETS HELD FOR SALE	6	5,042	4,892	Current		4,569	4,254
				Deferred		3,027	1,825
INVESTMENTS:		3,502	5,536
Associates		1,847	1,829	OTHER LIABILITIES		9,576	8,283
Jointly controlled entities	2	1,655	3,707
				TOTAL LIABILITIES		1,086,196	1,035,736
INSURANCE CONTRACTS LINKED TO
PENSIONS		331	342	SHAREHOLDERS' EQUITY:	11	85,632	84,740
				Share capital		5,781	5,667
REINSURANCE ASSETS		383	356	Share premium		36,668	36,804
				Reserves		41,587	38,121
TANGIBLE ASSETS:	7	15,907	13,654	Other equity instruments		298	193
Property, plant and equipment		12,313	9,974	Less: Treasury shares		(5)	(9)
Investment property		3,594	3,680	Profit for the period attributable to the Parent		1,303	4,370

INTANGIBLE ASSETS:	8	29,184	26,241	Less: Dividends and remuneration	3	-	(406)
Goodwill		26,056	23,281
Other intangible assets		3,128	2,960	VALUATION ADJUSTMENTS:	11	(13,253)	(14,152)
				Available-for-sale financial assets		699	35
TAX ASSETS:		26,319	26,819	Cash flow hedges		(186)	(233)
Current		5,044	5,751	Hedges of net investments in foreign operations		(2,289)	(1,874)
Deferred		21,275	21,068	Exchange differences		(8,366)	(8,768)
				Non-current assets held for sale		-	-
OTHER ASSETS		7,338	5,814	Entities accounted for using the equity method		(277)	(446)
				Other valuation adjustments		(2,834)	(2,866)

				NON-CONTROLLING INTERESTS		10,143	9,314
				Valuation adjustments		(1,362)	(1,541)
				Other		11,505	10,855
				EQUITY		82,522	79,902
TOTAL ASSETS		1,168,718	1,115,638	TOTAL LIABILITIES AND EQUITY		1,168,718	1,115,638

				MEMORANDUM ITEMS:
				CONTINGENT LIABILITIES		40,596	41,049
				CONTINGENT COMMITMENTS		191,005	172,797

(*) Presented for comparison purposes only (see Note 1.e).

The accompanying explanatory Notes 1 to 16 are an integral part of the condensed consolidated balance sheet at 31 March 2014.

Translation of interim condensed consolidated financial statements originally issued in Spanish and prepared in accordance with the regulatory financial reporting framework applicable to the Group (see Notes 1 and 16). In the event of a discrepancy, the Spanish-language version prevails.

SANTANDER GROUP
CONDENSED CONSOLIDATED BALANCE SHEETS AT 31 MARCH 2014 AND 31 DECEMBER 2013
(Millions of reais)

ASSETS	Note	31/03/14	31/12/13 (*)	LIABILITIES AND EQUITY	Note	31/03/14	31/12/13 (*)

CASH AND BALANCES WITH CENTRAL				FINANCIAL LIABILITIES HELD
BANKS		257,720	251,171	FOR TRADING	9	331,356	308,407

FINANCIAL ASSETS HELD FOR TRADING	5	402,303	375,565	OTHER FINANCIAL LIABILITIES AT FAIR
				VALUE THROUGH PROFIT OR LOSS	9	161,075	137,832

OTHER FINANCIAL ASSETS AT FAIR				FINANCIAL LIABILITIES AT AMORTISED
VALUE THROUGH PROFIT OR LOSS	5	121,953	102,227	COST	9	2,781,334	2,811,680

				CHANGES IN THE FAIR VALUE OF HEDGED ITEMS IN PORTFOLIO HEDGES OF
AVAILABLE-FOR-SALE FINANCIAL ASSETS	5	284,261	272,984	INTEREST RATE RISK		241	283

LOANS AND RECEIVABLES	5	2,288,140	2,327,503	HEDGING DERIVATIVES		18,027	17,210

				LIABILITIES ASSOCIATED WITH NON-
HELD-TO-MATURITY INVESTMENTS	5	-	-	CURRENT ASSETS HELD FOR SALE		3	3

CHANGES IN THE FAIR VALUE OF HEDGED ITEMS IN PORTFOLIO HEDGES OF				LIABILITIES UNDER INSURANCE CONTRACTS		4,842	4,658
INTEREST RATE RISK		4,366	5,300
				PROVISIONS	10	46,601	47,154
HEDGING DERIVATIVES		21,290	27,041
				TAX LIABILITIES:		23,757	19,803
NON-CURRENT ASSETS HELD FOR SALE	6	15,769	15,936	Current		14,290	13,858
				Deferred		9,467	5,945
INVESTMENTS:		10,953	18,034
Associates		5,777	5,958	OTHER LIABILITIES		29,951	26,984
Jointly controlled entities	2	5,176	12,076
				TOTAL LIABILITIES		3,397,187	3,374,014
INSURANCE CONTRACTS LINKED TO
PENSIONS		1,035	1,114	SHAREHOLDERS' EQUITY:	11	204,040	200,896
				Share capital		13,443	13,069
REINSURANCE ASSETS		1,198	1,160	Share premium		80,958	81,403
				Reserves		104,716	94,759
TANGIBLE ASSETS:	7	49,752	44,479	Other equity instruments		718	389
Property, plant and equipment		38,511	32,491	Less: Treasury shares		(15)	(28)
Investment property		11,241	11,988	Profit for the period attributable to the Parent		4,220	12,463

INTANGIBLE ASSETS:	8	91,276	85,483	Less: Dividends and remuneration	3	-	(1,159)
Goodwill		81,493	75,840
Other intangible assets		9,783	9,643	VALUATION ADJUSTMENTS:	11	22,333	29,055
				Available-for-sale financial assets		2,186	112
TAX ASSETS:		82,316	87,366	Cash flow hedges		(582)	(760)
Current		15,776	18,735	Hedges of net investments in foreign operations		(7,159)	(6,103)
Deferred		66,540	68,631	Exchange differences		37,619	46,595
				Non-current assets held for sale		-	-
OTHER ASSETS		22,950	18,940	Entities accounted for using the equity method		(867)	(1,453)
				Other valuation adjustments		(8,864)	(9,336)

				NON-CONTROLLING INTERESTS		31,722	30,338
				Valuation adjustments		2,069	2,772
				Other		29,653	27,566
				EQUITY		258,095	260,289
TOTAL ASSETS		3,655,282	3,634,303	TOTAL LIABILITIES AND EQUITY		3,655,282	3,634,303

				MEMORANDUM ITEMS:
				CONTINGENT LIABILITIES		126,968	133,721
				CONTINGENT COMMITMENTS		597,387	562,904

(*) Presented for comparison purposes only (see Note 1.e).

The accompanying explanatory Notes 1 to 16 are an integral part of the condensed consolidated balance sheet at 31 March 2014.

Translation of interim condensed consolidated financial statements originally issued in Spanish and prepared in accordance with the regulatory financial reporting framework applicable to the Group (see Notes 1 and 16). In the event of a discrepancy, the Spanish-language version prevails.

SANTANDER GROUP
CONDENSED CONSOLIDATED INCOME STATEMENTS
FOR THE THREE-MONTH PERIODS ENDED 31 MARCH 2014 AND 2013
(Millions of euros)

		(Debit) Credit
	Note	31/03/14	31/03/13 (*)

INTEREST AND SIMILAR INCOME	12	13,045	13,226
INTEREST EXPENSE AND SIMILAR CHARGES		(6,053)	(6,574)
NET INTEREST INCOME		6,992	6,652
INCOME FROM EQUITY INSTRUMENTS	12	31	59
SHARE OF RESULTS OF ENTITIES ACCOUNTED FOR USING THE EQUITY METHOD		65	154
FEE AND COMMISSION INCOME	12	2,941	3,168
FEE AND COMMISSION EXPENSE		(610)	(652)
GAINS/LOSSES ON FINANCIAL ASSETS AND LIABILITIES (net)	12	630	909
EXCHANGE DIFFERENCES (net)		137	59
OTHER OPERATING INCOME	12	1,514	1,680
OTHER OPERATING EXPENSES		(1,576)	(1,740)
GROSS INCOME		10,124	10,289
ADMINISTRATIVE EXPENSES		(4,255)	(4,428)
Staff costs		(2,455)	(2,582)
Other general administrative expenses		(1,800)	(1,846)
DEPRECIATION AND AMORTISATION CHARGE		(591)	(569)
PROVISIONS (net)		(1,360)	(309)
IMPAIRMENT LOSSES ON FINANCIAL ASSETS (net)	5	(2,700)	(2,918)
IMPAIRMENT LOSSES ON OTHER ASSETS (net)	7 & 8	(382)	(109)
GAINS/(LOSSES) ON DISPOSAL OF ASSETS NOT CLASSIFIED AS NON-CURRENT ASSETS HELD FOR SALE	2	2,309	150
GAINS FROM BARGAIN PURCHASES ARISING IN BUSINESS COMBINATIONS		-	-
GAINS/(LOSSES) ON NON-CURRENT ASSETS HELD FOR SALE NOT CLASSIFIED AS DISCONTINUED OPERATIONS	6	(43)	(102)
PROFIT BEFORE TAX		3,102	2,004
INCOME TAX		(1,548)	(496)
PROFIT FOR THE PERIOD FROM CONTINUING OPERATIONS		1,554	1,508
PROFIT/LOSS FROM DISCONTINUED OPERATIONS (net)		-	-
CONSOLIDATED PROFIT FOR THE PERIOD		1,554	1,508
Profit attributable to the Parent		1,303	1,205
Profit attributable to minority interests		251	303
EARNINGS PER SHARE:
From continuing and discontinued operations:
Basic earnings per share (euros)	3	0.11	0.12
Diluted earnings per share (euros)	3	0.11	0.11

From continuing operations:
Basic earnings per share (euros)	3	0.11	0.12
Diluted earnings per share (euros)	3	0.11	0.11

(*) Presented for comparison purposes only (see Note 1.e).

The accompanying explanatory Notes 1 to 16 are an integral part of the condensed consolidated income statement for the three-month period ended 31 March 2014.

Translation of interim condensed consolidated financial statements originally issued in Spanish and prepared in accordance with the regulatory financial reporting framework applicable to the Group (see Notes 1 and 16). In the event of a discrepancy, the Spanish-language version prevails.

SANTANDER GROUP
CONDENSED CONSOLIDATED INCOME STATEMENTS
FOR THE THREE-MONTH PERIODS ENDED 31 MARCH 2014 AND 2013

(Millions of reais)

		(Debit) Credit
	Note	31/03/14	31/03/13 (*)

INTEREST AND SIMILAR INCOME	12	42,258	34,855
INTEREST EXPENSE AND SIMILAR CHARGES		(19,608)	(17,325)
NET INTEREST INCOME		22,650	17,530
INCOME FROM EQUITY INSTRUMENTS	12	100	155
SHARE OF RESULTS OF ENTITIES ACCOUNTED FOR USING THE EQUITY METHOD		211	406
FEE AND COMMISSION INCOME	12	9,527	8,349
FEE AND COMMISSION EXPENSE		(1,976)	(1,718)
GAINS/LOSSES ON FINANCIAL ASSETS AND LIABILITIES (net)	12	2,041	2,396
EXCHANGE DIFFERENCES (net)		444	156
OTHER OPERATING INCOME	12	4,904	4,427
OTHER OPERATING EXPENSES		(5,105)	(4,586)
GROSS INCOME		32,796	27,115
ADMINISTRATIVE EXPENSES		(13,784)	(11,669)
Staff costs		(7,953)	(6,804)
Other general administrative expenses		(5,831)	(4,865)
DEPRECIATION AND AMORTISATION CHARGE		(1,914)	(1,500)
PROVISIONS (net)		(4,406)	(814)
IMPAIRMENT LOSSES ON FINANCIAL ASSETS (net)	5	(8,746)	(7,690)
IMPAIRMENT LOSSES ON OTHER ASSETS (net)	7 & 8	(1,237)	(287)
GAINS/(LOSSES) ON DISPOSAL OF ASSETS NOT CLASSIFIED AS NON-CURRENT ASSETS HELD FOR SALE	2	7,480	395
GAINS FROM BARGAIN PURCHASES ARISING IN BUSINESS COMBINATIONS		-	-
GAINS/(LOSSES) ON NON-CURRENT ASSETS HELD FOR SALE NOT CLASSIFIED AS DISCONTINUED OPERATIONS	6	(140)	(269)
PROFIT BEFORE TAX		10,049	5,281
INCOME TAX		(5,015)	(1,307)
PROFIT FOR THE PERIOD FROM CONTINUING OPERATIONS		5,034	3,974
PROFIT/LOSS FROM DISCONTINUED OPERATIONS (net)		-	-
CONSOLIDATED PROFIT FOR THE PERIOD		5,034	3,974
Profit attributable to the Parent		4,220	3,175
Profit attributable to minority interests		814	799
EARNINGS PER SHARE:
From continuing and discontinued operations:
Basic earnings per share (reais)	3	0.37	0.30
Diluted earnings per share (reais)	3	0.37	0.30

From continuing operations:
Basic earnings per share (reais)	3	0.37	0.30
Diluted earnings per share (reais)	3	0.37	0.30

(*) Presented for comparison purposes only (see Note 1.e).

The accompanying explanatory Notes 1 to 16 are an integral part of the condensed consolidated income statement for the three-month period ended 31 March 2014.

Translation of interim condensed consolidated financial statements originally issued in Spanish and prepared in accordance with the regulatory financial reporting framework applicable to the Group (see Notes 1 and 16). In the event of a discrepancy, the Spanish-language version prevails.

SANTANDER GROUP

CONDENSED CONSOLIDATED STATEMENTS OF RECOGNISED INCOME AND EXPENSE
FOR THE THREE-MONTH PERIODS ENDED 31 MARCH 2014 AND 2013

(Millions of euros)

	Note	31/03/14	31/03/13 (*)

CONSOLIDATED PROFIT FOR THE PERIOD		1,554	1,508

OTHER RECOGNISED INCOME AND EXPENSE:		1,077	869
Items that will not be reclassified to profit or loss		28	41
Actuarial gains and losses on defined benefit pension plans	11	58	76
Non-current assets held for sale		-	-
Income tax relating to items that will not be reclassified to profit or loss		(30)	(35)
Items that may be reclassified subsequently to profit or loss for the period		1,049	828
Available-for-sale financial assets:		982	88
Revaluation gains/(losses)		1,341	571
Amounts transferred to income statement		(359)	(483)
Other reclassifications		-	-
Cash flow hedges:		69	(35)
Revaluation gains/(losses)		162	(1)
Amounts transferred to income statement		(93)	(34)
Other reclassifications		-	-
Hedges of net investments in foreign operations:	11	(423)	(869)
Revaluation gains/(losses)		(361)	(870)
Amounts transferred to income statement		-	1
Other reclassifications		(62)	-
Exchange differences:	11	574	1,558
Revaluation gains/(losses)		654	1,559
Amounts transferred to income statement		3	(1)
Other reclassifications		(83)	-
Non-current assets held for sale:		-	-
Revaluation gains/(losses)		-	-
Amounts transferred to income statement		-	-
Other reclassifications		-	-
Entities accounted for using the equity method:		169	84
Revaluation gains/(losses)		313	81
Amounts transferred to income statement		1	3
Other reclassifications		(145)	-
Income tax		(322)	2
TOTAL RECOGNISED INCOME AND EXPENSE		2,631	2,377
Attributable to the Parent		2,202	1,666
Attributable to non-controlling interests		429	711

(*) Presented for comparison purposes only (see Note 1.e).

The accompanying explanatory Notes 1 to 16 are an integral part of the condensed consolidated statement of recognised income and expense for the three-month period ended 31 March 2014.

Translation of interim condensed consolidated financial statements originally issued in Spanish and prepared in accordance with the regulatory financial reporting framework applicable to the Group (see Notes 1 and 16). In the event of a discrepancy, the Spanish-language version prevails.

SANTANDER GROUP

CONDENSED CONSOLIDATED STATEMENTS OF RECOGNISED INCOME AND EXPENSE
FOR THE THREE-MONTH PERIODS ENDED 31 MARCH 2014 AND 2013
(Millions of reales)

	Note	31/03/14	31/03/13 (*)

CONSOLIDATED PROFIT FOR THE PERIOD		5,034	3,974

OTHER RECOGNISED INCOME AND EXPENSE:		(7,454)	(8,804)
Items that will not be reclassified to profit or loss		91	108
Actuarial gains and losses on defined benefit pension plans	11	188	200
Non-current assets held for sale		-	-
Income tax relating to items that will not be reclassified to profit or loss		(97)	(92)
Items that may be reclassified subsequently to profit or loss for the period		(7,545)	(8,912)
Available-for-sale financial assets:		3,181	232
Revaluation gains/(losses)		4,344	1,505
Amounts transferred to income statement		(1,163)	(1,273)
Other reclassifications		-	-
Cash flow hedges:		224	(92)
Revaluation gains/(losses)		525	(3)
Amounts transferred to income statement		(301)	(89)
Other reclassifications		-	-
Hedges of net investments in foreign operations:	11	(1,370)	(2,290)
Revaluation gains/(losses)		(1,169)	(2,293)
Amounts transferred to income statement		-	3
Other reclassifications		(201)	-
Exchange differences:	11	(9,084)	(6,988)
Revaluation gains/(losses)		(8,825)	(6,985)
Amounts transferred to income statement		10	(3)
Other reclassifications		(269)	-
Non-current assets held for sale:		-	-
Revaluation gains/(losses)		-	-
Amounts transferred to income statement		-	-
Other reclassifications		-	-
Entities accounted for using the equity method:		547	221
Revaluation gains/(losses)		1,014	213
Amounts transferred to income statement		3	8
Other reclassifications		(470)	-
Income tax		(1,043)	5
TOTAL RECOGNISED INCOME AND EXPENSE		(2,420)	(4,830)
Attributable to the Parent		(2,502)	(5,389)
Attributable to non-controlling interests		82	559

 (*) Presented for comparison purposes only (see Note 1.e).

The accompanying explanatory Notes 1 to 16 are an integral part of the condensed consolidated statement of recognised income and expense for the three-month period ended 31 March 2014.

Translation of interim condensed consolidated financial statements originally issued in Spanish and prepared in accordance with the regulatory financial reporting framework applicable to the Group (see Notes 1 and 16). In the event of a discrepancy, the Spanish-language version prevails.

SANTANDER GROUP

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN TOTAL EQUITY
FOR THE THREE-MONTH PERIODS ENDED 31 MARCH 2014 AND 2013
(Millions of euros)

	Equity attributable to the Parent
	Shareholders’ equity
	Share capital	Share premium and reserves less dividends and remuneration	Other equity instruments	Less: Treasury shares	Profit for the period attributable to the Parent	Valuation adjustments	Non-controlling interests	Total equity
Balance at 31/12/13	5,667	74,519	193	(9)	4,370	(14,152)	9,314	79,902
Adjustments due to changes in accounting policies	-	-	-	-	-	-	-	-
Adjustments due to errors	-	-	-	-	-	-	-	-
Adjusted beginning balance	5,667	74,519	193	(9)	4,370	(14,152)	9,314	79,902
Total recognised income and expense	-	-	-	-	1,303	899	429	2,631
Other changes in equity	114	3,736	105	4	(4,370)		400	(11)
Capital increases/(reductions)	114	(114)	-	-	-	-	(529)	(529)
Conversion of financial liabilities into equity	-	-	-	-	-	-	-	-
Increases in other equity instruments	-	-	140	-	-	-	-	140
Reclassification from/to financial liabilities	-	-	-	-	-	-	-	-
Distribution of dividends	-	(471)	-	-	-	-	(17)	(488)
Transactions involving own equity instruments (net)	-	5	-	4	-	-	-	9
Transfers between equity items	-	4,361	9	-	(4,370)	-	-	-
Increases/(decreases) due to business combinations	-	-	-	-	-	-	105	105
Equity-instrument-based payments	-	-	(41)	-	-	-	-	(41)
Other increases/(decreases) in equity	-	(45)	(3)	-	-	-	841	793
Balance at 31/03/14	5,781	78,255	298	(5)	1,303	(13,253)	10,143	82,522

(*) Presented for comparison purposes only (see Note 1.e).

The accompanying explanatory Notes 1 to 16 are an integral part of the condensed consolidated statement of changes in total equity for the three-month period ended 31 March 2014.

Translation of interim condensed consolidated financial statements originally issued in Spanish and prepared in accordance with the regulatory financial reporting framework applicable to the Group (see Notes 1 and 16). In the event of a discrepancy, the Spanish-language version prevails.

SANTANDER GROUP

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN TOTAL EQUITY
FOR THE THREE-MONTH PERIODS ENDED 31 MARCH 2014 AND 2013

 (Millions of reais)

	Equity attributable to the Parent
	Shareholders’ equity
	Share capital	Share premium and reserves less dividends and remuneration	Other equity instruments	Less: Treasury shares	Profit for the period attributable to the Parent	Valuation adjustments	Non-controlling interests	Total equity
Balance at 31/12/13	13,069	175,003	389	(28)	12,463	29,055	30,338	260,289
Adjustments due to changes in accounting policies	-	-	-	-	-	-	-	-
Adjustments due to errors	-	-	-	-	-	-	-	-
Adjusted beginning balance	13,069	175,003	389	(28)	12,463	29,055	30,338	260,289
Total recognised income and expense	-	-	-	-	4,220	(6,722)	82	(2,420)
Other changes in equity	374	10,671	329	13	(12,463)	-	1,302	226
Capital increases/(reductions)	374	(374)	-	-	-	-	(1,747)	(1,747)
Conversion of financial liabilities into equity	-	-	-	-	-	-	-	-
Increases in other equity instruments	-	-	438	-	-	-	-	438
Reclassification from/to financial liabilities	-	-	-	-	-	-	-	-
Distribution of dividends	-	(1,342)	-	-	-	-	(53)	(1,395)
Transactions involving own equity instruments (net)	-	16	-	13	-	-	-	29
Transfers between equity items	-	12,435	28	-	(12,463)	-	-	-
Increases/(decreases) due to business combinations	-	-	-	-	-	-	333	333
Equity-instrument-based payments	-	-	(128)	-	-	-	-	(128)
Other increases/(decreases) in equity	-	(64)	(9)	-	-	-	2,769	2,696
Balance at 31/03/14	13,443	185,674	718	(15)	4,220	22,333	31,722	258,095

(*) Presented for comparison purposes only (see Note 1.e).

The accompanying explanatory Notes 1 to 16 are an integral part of the condensed consolidated statement of changes in total equity for the three-month period ended 31 March 2014.

Translation of interim condensed consolidated financial statements originally issued in Spanish and prepared in accordance with the regulatory financial reporting framework applicable to the Group (see Notes 1 and 16). In the event of a discrepancy, the Spanish-language version prevails.

SANTANDER GROUP

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN TOTAL EQUITY
FOR THE THREE-MONTH PERIODS ENDED 31 MARCH 2014 AND 2013

(Millions of euros)

	Equity attributable to the Parent (*)
	Shareholders' equity
	Share capital	Share premium and reserves less dividends and remuneration	Other equity instruments	Less: Treasury shares	Profit for the period attributable to the Parent	Valuation adjustments	Non-controlling interests (*)	Total equity (*)
Balance at 31/12/12	5,161	73,915	250	(287)	2,205	(6,590)	9,672	84,326
Adjustments due to changes in accounting policies	-	-	-	-	90	(2,884)	(257)	(3,051)
Adjustments due to errors	-	-	-	-	-	-	-	-
Adjusted beginning balance (*)	5,161	73,915	250	(287)	2,295	(9,474)	9,415	81,275
Total recognised income and expense	-	-	-	-	1,205	461	711	2,377
Other changes in equity	109	1,562	(5)	247	(2,295)	-	1,270	888
Capital increases/(reductions)	109	(109)	-	-	-	-	-	-
Conversion of financial liabilities into equity	-	-	-	-	-	-	-	-
Increases in other equity instruments	-	-	20	-	-	-	-	20
Reclassification from/to financial liabilities	-	-	-	-	-	-	-	-
Distribution of dividends	-	(423)	-	-	-	-	(29)	(452)
Transactions involving own equity instruments (net)	-	(49)	-	247	-	-	-	198
Transfers between equity items	-	2,288	7	-	(2,295)	-	-	-
Increases/(decreases) due to business combinations	-	-	-	-	-	-	176	176
Equity-instrument-based payments	-	-	(28)	-	-	-	-	(28)
Other increases/(decreases) in equity	-	(145)	(4)	-	-	-	1,123	974
Balance at 31/03/13	5,270	75,477	245	(40)	1,205	(9,013)	11,396	84,540

(*) Presented for comparison purposes only (see Note 1.e).

The accompanying explanatory Notes 1 to 16 are an integral part of the condensed consolidated statement of changes in total equity for the three-month period ended 31 March 2014.

Translation of interim condensed consolidated financial statements originally issued in Spanish and prepared in accordance with the regulatory financial reporting framework applicable to the Group (see Notes 1 and 16). In the event of a discrepancy, the Spanish-language version prevails.

SANTANDER GROUP

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN TOTAL EQUITY
FOR THE THREE-MONTH PERIODS ENDED 31 MARCH 2014 AND 2013

(Millions of reais)

	Equity attributable to the Parent (*)
	Shareholders' equity
	Share capital	Share premium and reserves less dividends and remuneration	Other equity instruments	Less: Treasury shares	Profit for the period attributable to the Parent	Valuation adjustments	Non-controlling interests (*)	Total equity (*)
Balance at 31/12/12	11,632	173,921	573	(776)	5,514	10,958	26,149	227,971
Adjustments due to changes in accounting policies	-	-	-	-	225	(7,766)	(694)	(8,235)
Adjustments due to errors	-	-	-	-	-	-	-	-
Adjusted beginning balance (*)	11,632	173,921	573	(776)	5,739	3,192	25,455	219,736
Total recognised income and expense	-	-	-	-	3,175	(8,564)	559	(4,830)
Other changes in equity	292	3,897	(12)	674	(5,739)	-	3,278	2,390
Capital increases/(reductions)	292	(292)	-	-	-	-	-	-
Conversion of financial liabilities into equity	-	-	-	-	-	-	-	-
Increases in other equity instruments	-	-	51	-	-	-	-	51
Reclassification from/to financial liabilities	-	-	-	-	-	-	-	-
Distribution of dividends	-	(1,057)	-	-	-	-	(74)	(1,131)
Transactions involving own equity instruments (net)	-	(126)	-	674	-	-	-	548
Transfers between equity items	-	5,721	18	-	(5,739)	-	-	-
Increases/(decreases) due to business combinations	-	-	-	-	-	-	452	452
Equity-instrument-based payments	-	-	(72)	-	-	-	-	(72)
Other increases/(decreases) in equity	-	(349)	(9)	-	-	-	2,900	2,542
Balance at 31/03/13	11,924	177,818	561	(102)	3,175	(5,372)	29,292	217,296

(*) Presented for comparison purposes only (see Note 1.e).

The accompanying explanatory Notes 1 to 16 are an integral part of the condensed consolidated statement of changes in total equity for the three-month period ended 31 March 2014.

Translation of interim condensed consolidated financial statements originally issued in Spanish and prepared in accordance with the regulatory financial reporting framework applicable to the Group (see Notes 1 and 16). In the event of a discrepancy, the Spanish-language version prevails.

SANTANDER GROUP
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE THREE-MONTH PERIODS ENDED 31 MARCH 2014 AND 2013
(Millions of euros)

	Note	31/03/14	31/03/13 (*)

A. CASH FLOWS FROM OPERATING ACTIVITIES		3,046	(38,047)
Consolidated profit for the period		1,554	1,508
Adjustments made to obtain the cash flows from operating activities:		4,899	4,634
Depreciation and amortisation charge		591	569
Other adjustments		4,308	4,065
Net increase/(decrease) in operating assets and liabilities:		(4,018)	(43,791)
Operating assets		(27,941)	47,415
Operating liabilities		23,923	(3,624)
Income tax recovered/(paid)		611	(398)
B. CASH FLOWS FROM INVESTING ACTIVITIES		365	(538)
Payments:		925	957
Tangible assets	7	479	250
Intangible assets		287	674
Investments		19	33
Subsidiaries and other business units		140	-
Non-current assets held for sale and associated liabilities		-	-
Held-to-maturity investments		-	-
Other payments related to investing activities		-	-
Proceeds:		1,291	419
Tangible assets	7	117	72
Intangible assets		31	117
Investments	2	241	36
Subsidiaries and other business units	2	664	-
Non-current assets held for sale and associated liabilities	6	237	194
Held-to-maturity investments		-	-
Other proceeds related to investing activities		-	-
C. CASH FLOWS FROM FINANCING ACTIVITIES		1,290	(514)
Payments:		1,055	2,739
Dividends	3	235	213
Subordinated liabilities		78	764
Redemption of own equity instruments		-	-
Acquisition of own equity instruments	11	742	1,762
Other payments related to financing activities		-	-
Proceeds:		2,345	2,225
Subordinated liabilities		1,594	-
Issuance of own equity instruments		-	-
Disposal of own equity instruments	11	751	1,960
Other proceeds related to financing activities		-	265
D. EFFECT OF FOREIGN EXCHANGE RATE CHANGES		598	(187)
E. NET INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS		5,299	(39,286)
F. CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD		77,103	118,488
G. CASH AND CASH EQUIVALENTS AT END OF PERIOD		82,402	79,202

COMPONENTS OF CASH AND CASH EQUIVALENTS AT END OF PERIOD
Cash		5,506	6,899
Cash equivalents at central banks		76,896	72,303
Other financial assets		-	-
Less - Bank overdrafts refundable on demand		-	-
TOTAL CASH AND CASH EQUIVALENTS AT END OF PERIOD		82,402	79,202

(*) Presented for comparison purposes only (see Note 1.e).

The accompanying explanatory Notes 1 to 16 are an integral part of the condensed consolidated statement of cash flows for the three-month period ended 31 March 2014.

Translation of interim condensed consolidated financial statements originally issued in Spanish and prepared in accordance with the regulatory financial reporting framework applicable to the Group (see Notes 1 and 16). In the event of a discrepancy, the Spanish-language version prevails.

SANTANDER GROUP
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE THREE-MONTH PERIODS ENDED 31 MARCH 2014 AND 2013
(Millions of reais)

	Note	31/03/14	31/03/13 (*)

A. CASH FLOWS FROM OPERATING ACTIVITIES		9,867	(100,268)
Consolidated profit for the period		5,034	3,974
Adjustments made to obtain the cash flows from operating activities:		15,870	12,212
Depreciation and amortisation charge		1,914	1,500
Other adjustments		13,956	10,712
Net increase/(decrease) in operating assets and liabilities:		(13,016)	(115,405)
Operating assets		(90,512)	(124,956)
Operating liabilities		77,496	9,551
Income tax recovered/(paid)		1,979	(1,049)
B. CASH FLOWS FROM INVESTING ACTIVITIES		1,181	(1,418)
Payments:		2,998	2,522
Tangible assets	7	1,552	659
Intangible assets		930	1,776
Investments		62	87
Subsidiaries and other business units		454	-
Non-current assets held for sale and associated liabilities		-	-
Held-to-maturity investments		-	-
Other payments related to investing activities		-	-
Proceeds:		4,179	1,104
Tangible assets	7	379	190
Intangible assets		100	308
Investments	2	781	95
Subsidiaries and other business units	2	2,151	-
Non-current assets held for sale and associated liabilities	6	768	511
Held-to-maturity investments		-	-
Other proceeds related to investing activities		-	-
C. CASH FLOWS FROM FINANCING ACTIVITIES		4,179	(1,355)
Payments:		3,418	7,218
Dividends	3	761	561
Subordinated liabilities		253	2,013
Redemption of own equity instruments		-	-
Acquisition of own equity instruments	11	2,404	4,644
Other payments related to financing activities		-	-
Proceeds:		7,597	5,863
Subordinated liabilities		5,164	-
Issuance of own equity instruments		-	-
Disposal of own equity instruments	11	2,433	5,165
Other proceeds related to financing activities		-	698
D. EFFECT OF FOREIGN EXCHANGE RATE CHANGES		(8,678)	(13,730)
E. NET INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS		6,549	(116,771)
F. CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD		251,171	320,344
G. CASH AND CASH EQUIVALENTS AT END OF PERIOD		257,720	203,573

COMPONENTS OF CASH AND CASH EQUIVALENTS AT END OF PERIOD		-	-
Cash		17,221	17,732
Cash equivalents at central banks		240,499	185,841
Other financial assets		-	-
Less - Bank overdrafts refundable on demand		-	-
TOTAL CASH AND CASH EQUIVALENTS AT END OF PERIOD		257,720	203,573

(*) Presented for comparison purposes only (see Note 1.e).
The accompanying explanatory Notes 1 to 16 are an integral part of the condensed consolidated statement of cash flows for the three-month period ended 31 March 2014.

Translation of interim condensed consolidated financial statements originally issued in Spanish and prepared in accordance with the regulatory financial reporting framework applicable to the Group (see Notes 1 and 16). In the event of a discrepancy, the Spanish-language version prevails.

Banco Santander, S.A. and Companies composing Santander Group

Explanatory notes to the quarterly condensed consolidated financial statements for the three-month period ended 31 March 2014

1.	Introduction, basis of presentation of the interim condensed consolidated financial statements and other information

a)	Introduction

Banco Santander, S.A. (“the Bank” or “Banco Santander”) is a private-law entity subject to the rules and regulations applicable to banks operating in Spain. The Bylaws and other public information on the Bank can be consulted on the website of the Bank (www.santander.com) and at its registered office at Paseo de Pereda 9-12, Santander.

In addition to the operations carried on directly by it, the Bank is the head of a group of subsidiaries that engage in various business activities and which compose, together with it, Santander Group (“the Group” or “Santander Group”).

The Group's interim condensed consolidated financial statements for the three-month period ended 31 March 2014 (“quarterly financial statements”) were authorised for issue by the Group's directors at the board meeting held on 2 June 2014. The Group's consolidated financial statements for 2013 were approved by the shareholders at the Bank's annual general meeting on 28 March 2014.

b)	Basis of presentation of the quarterly financial statements

Under Regulation (EC) no. 1606/2002 of the European Parliament and of the Council of 19 July 2002, all companies governed by the law of an EU Member State and whose securities are admitted to trading on a regulated market of any Member State must prepare their consolidated financial statements for the years beginning on or after 1 January 2005 in accordance with the International Financial Reporting Standards (IFRSs) as adopted by the European Union. In order to adapt the accounting system of Spanish credit institutions to the new standards, the Bank of Spain issued Circular 4/2004, of 22 December, on Public and Confidential Financial Reporting Rules and Formats.

Banco Santander, S.A.'s policy is to present its interim financial statements using the euro as its presentation currency, for their use in the various markets. These quarterly financial statements were prepared to comply with the specific requirements and provisions established in CVM Instruction no. 480/2009 of the Securities and Exchange Commission of Brazil (CVM), as part of the process of registration and trading of marketable securities in Brazilian regulated markets, which requires the presentation of interim consolidated financial statements prepared in accordance with financial reporting standard IAS 34 issued by the IASB, in Brazilian reais and in Brazilian Portuguese. Accordingly, these quarterly consolidated financial statements may not be suitable for other purposes.

The Group’s consolidated financial statements for 2013 prepared in accordance with the specific requirements and provisions of CVM Instruction no. 480/2009 of the Securities and Exchange Commission of Brazil were prepared by the Bank (and approved at the board of directors meeting on 2 June 2014) in accordance with International Financial Reporting Standards as adopted by the European Union,  taking into account Bank of Spain Circular 4/2004 and the International Financial Reporting Standards adopted by the International Accounting Standards Board (IASB-IFRSs), using the basis of consolidation, accounting policies and measurement bases described in Note 2 to the aforementioned consolidated financial statements and, accordingly, they presented fairly the Group’s consolidated equity and consolidated financial position at 31 December 2013 and the consolidated results of its operations, the consolidated recognised income and expense, the changes in consolidated equity and the consolidated cash flows in 2013. The aforementioned basis of consolidation, accounting policies and measurement bases were in conformity with the IFRSs as issued by the International Accounting Standards Board (IASB).

These quarterly financial statements were prepared and are presented in accordance with IAS 34, Interim Financial Reporting, for the preparation of interim condensed financial statements.

In accordance with IAS 34, the interim financial report is intended only to provide an update on the content of the latest annual consolidated financial statements authorised for issue, focusing on new activities, events and circumstances occurring during the first quarter, and does not duplicate information previously reported in the latest approved annual consolidated financial statements. Consequently, these quarterly financial statements do not include all the information required of complete consolidated financial statements prepared in accordance with IFRSs and, accordingly, for a proper comprehension of the information included in these quarterly financial statements, they should be read together with the Group’s consolidated financial statements for the year ended 31 December 2013.

These quarterly interim financial statements are presented in euros (the Bank's functional currency and the Group's presentation currency) and in Brazilian reais. The amounts presented in reais are included solely to comply with the requirements of CVM Instruction no. 480/2009 of the Securities and Exchange Commission of Brazil (ICVM 480/09) and subsequent amendments. The balances were translated into reais in accordance with the policies set forth in Note 2.a of the Group's consolidated financial statements for 2013, which were prepared to comply with the specific requirements and provisions of CVM Instruction no. 480/2009 of the Securities and Exchange Commission of Brazil.

The accounting policies and methods used in preparing these quarterly financial statements are the same as those applied in the consolidated financial statements for 2013, taking into account the standards and interpretations that came into force in the first quarter of 2014. In this connection it should be noted that the following standards and interpretations came into force for the Group in the first quarter of 2014:

-
Amendments to IAS 32, Financial Instruments: Presentation - Offsetting Financial Assets and Financial Liabilities - these amendments introduce a series of additional clarifications on the requirements established by the standard for an entity to be able to offset a financial asset and a financial liability, indicating that they can only be offset when an entity currently has a legally enforceable right to set off the recognised amounts and this does not depend on the occurrence of future events.

-
Amendments to IAS 36, Impairment of Assets - Recoverable Amount Disclosures for Non-Financial Assets - these amendments eliminate the requirement to present certain disclosures on the recoverable amount of each cash-generating unit and introduce the obligation to disclose information on the recoverable amount of assets in relation to which an impairment loss was recognised or reversed in the year.

-
Amendments to IAS 39 Financial Instruments: Recognition and Measurement - Novation of Derivatives and Continuation of Hedge Accounting - these amendments introduce an exception to the application of the discontinuation of hedge accounting for novations in which, as a consequence of laws or regulations, the original counterparty of the hedging instrument is replaced by one or more central counterparties, such as clearing agencies, provided that other changes to the hedging instrument are limited to those that are necessary to effect such a replacement of the counterparty.

The application of the aforementioned accounting standards and interpretations did not have any material effects on the Group’s quarterly financial statements.

Also, at the date of preparation of these quarterly consolidated financial statements, the following interpretation which effectively come into force on 1 January 2014 had not yet been adopted by the European Union:

-
IFRIC 21, Levies - provides clarifying guidance on when to recognise a liability to pay a levy that is accounted for in accordance with IAS 37 Provisions, Contingent Liabilities and Contingent Assets, and on obligations to pay a levy whose timing and amount is certain. The obligation to pay is recognised when the activity that triggers the payment of the levy occurs.

The application of this interpretation did not have a material effect on the Group's quarterly financial statements.

c)	Use of estimates

The consolidated results and the determination of consolidated equity are sensitive to the accounting policies, measurement bases and estimates used by the directors of the Bank in preparing the quarterly financial statements. The main accounting policies and measurement bases are set forth in Note 2 to the consolidated financial statements for 2013.

In the quarterly financial statements estimates were occasionally made by the senior management of the Bank and of the consolidated entities in order to quantify certain of the assets, liabilities, income, expenses and obligations reported herein. These estimates, which were made on the basis of the best information available, relate basically to the following:

1.
The income tax expense, which, in accordance with IAS 34, is recognised in interim periods based on the best estimate of the weighted average tax rate expected by the Group for the full financial year;

2.	The impairment losses on certain assets - loans and receivables, non-current assets held for sale, investments, tangible assets and intangible assets-;

3.	The assumptions used in the calculation of the post-employment benefit liabilities and commitments and other obligations;

4.	The useful life of the tangible and intangible assets;

5.	The measurement of goodwill arising on consolidation;

6.	The fair value of certain unquoted assets and liabilities; and

7.	The recoverability of deferred tax assets.

In the three-month period ended 31 March 2014 there were no significant changes in the estimates made at 2013 year-end other than those indicated in these quarterly financial statements.

d)	Contingent assets and liabilities

Note 2.o to the Group's consolidated financial statements for the year ended 31 December 2013 includes information on the contingent assets and liabilities at that date. There were no significant changes in the Group's contingent assets and liabilities from 31 December 2013 to the date of formal preparation of these quarterly financial statements.

e)	Comparative information

The information for 2013 contained in these quarterly financial statements is presented for comparison purposes only with the information relating to the three-month period ended 31 March 2014.

In order to interpret the changes in the balances with respect to December 2013, it is necessary to take into consideration the exchange rate effect arising from the volume of foreign currency balances held by the Group in view of its geographic diversity (see Note 51.b to the consolidated financial statements for the year ended 31 December 2013) and the impact of the appreciation/depreciation of the various currencies against the euro in the first three months of 2014, considering the exchange rates at the end of the three-month period, was as follows: Mexican peso (+0.32%), US dollar (+0.02%), Brazilian real (+4.16%), pound sterling (+0.66%), Chilean peso (-5.00%) and Polish zloty (-0.42%).

f)	Seasonality of the Group's transactions

In view of the business activities carried on by the Group entities, their transactions are not cyclical or seasonal in nature. Therefore, no specific disclosures are included in these explanatory notes to the condensed consolidated financial statements for the three-month period ended 31 March 2014.

g)	Materiality

In determining the note disclosures to be made on the various items in the financial statements or other matters, the Group, in accordance with IAS 34, took into account their materiality in relation to the financial statements for the first quarter of 2014.

h)	Events after the reporting period

It should be noted that from 1 April 2014 to the date on which the financial statements for the first quarter of 2014 were authorised for issue, the following significant events occurred at Santander Group:

-
On 7 April, Banco Santander (Brasil) S.A. announced that it had reached an agreement to purchase through an investee  all the shares of Getnet Tecnologia Em Captura e Processamento de Transações H.U.A.H. S.A. (“Getnet”) for BRL 1,104 million (approximately EUR 353 million). Following the acquisition Banco Santander (Brasil) S.A. will hold an indirect ownership interest of 88.5% in Getnet.

-
On 28 April, the Bank's board of directors approved a bid for the acquisition of all the shares of Banco Santander (Brasil) not owned by the Group, which represent approximately 25% of the share capital of Banco Santander (Brasil). The transaction, which is expected to be completed in October 2014, will be paid for in shares of the Bank.

The offer is voluntary, in that the non-controlling interests of Banco Santander (Brasil) are not obliged to participate, and it is not conditional upon a minimum uptake level. Santander will acquire all the shares whose holders accept the bid, and does not intend to delist Banco Santander (Brasil) from either the Sao Paulo or New York Stock Exchange. Banco Santander shares will be listed on the Sao Paulo Stock Exchange in the form of Brazilian Depositary Receipts (BDRs). The shareholders that accept the bid will receive, in the form of Brazilian Depositary Receipts (BDRs) or American Depositary Receipts (ADRs), 0.70 new Banco Santander shares for each unit or ADR of Banco Santander (Brasil) and 0.35 new Banco Santander shares for each ordinary or preference share of Banco Santander (Brasil).

If all the non-controlling interests were to accept the bid, Banco Santander would have to issue approximately 665 million shares, equal to 5.8% of the share capital at that date (EUR 4,686 million (BRL 14,378 million), including the share premium).

The bid is subject to the customary conditions for this type of transaction, including the obtainment of the related regulatory authorisations and the approval by the general meetings of Banco Santander and Banco Santander (Brasil).

-
On 29 April, the Bank announced that, under the Santander Dividendo Elección scrip dividend remuneration scheme in connection with the final dividend for 2013, the owners of 88.22% of the bonus share rights had opted to receive new shares. The related capital increase amounted to EUR 108.5 million (BRL 333 million) and, therefore, the Bank purchased 1,361,433,703 rights for EUR 203 million (BRL 625 million).

-
On 8 May, the Bank announced that its executive committee had resolved to launch an issue of preference shares contingently convertible into newly issued ordinary shares of the Bank for a nominal amount of up to USD 2,500 million. The final amount of the issue was USD 1,500 million, with demand exceeding USD 9,000 million. The shares were issued at par with fixed discretional payments amounting to 6.375% annually for the first five years payable quarterly and subject to certain conditions.

i)	Condensed consolidated statements of cash flows

The following terms are used in the condensed consolidated statements of cash flows with the meanings specified:

-
Cash flows: inflows and outflows of cash and cash equivalents, which are short-term, highly liquid investments that are subject to an insignificant risk of changes in value, irrespective of the portfolio in which they are classified.

The Group classifies as cash and cash equivalents the balances recognised under Cash and balances with central banks in the condensed consolidated balance sheet.

-	Operating activities: the principal revenue-producing activities of credit institutions and other activities that are not investing or financing activities.

-	Investing activities: the acquisition and disposal of long-term assets and other investments not included in cash and cash equivalents.

-	Financing activities: activities that result in changes in the size and composition of the equity and liabilities that are not operating activities.

2.	Santander Group

Appendices I, II and III to the consolidated financial statements for the year ended 31 December 2013 provide relevant information on the Group companies at that date and on the equity-accounted Group companies.

Also, Note 3 to the aforementioned consolidated financial statements includes a description of the most significant acquisitions and disposals of companies performed by the Group in 2013, 2012 and 2011.

The tables below provide detailed information on the most representative acquisitions and disposals of ownership interests in the aforementioned and other entities, as well as on other significant corporate transactions, performed in the first quarter of 2014:

BUSINESS COMBINATIONS OR OTHER ACQUISITIONS OR INCREASES IN OWNERSHIP INTERESTS IN SUBSIDIARIES, JOINT VENTURES AND/OR INVESTMENTS IN ASSOCIATES (CURRENT PERIOD)
Name of entity (or line of business) acquired or merged	Category	Effective transaction date (dd/mm/yy)	Cost (net) of the combination (a) + (b) (millions of euros)		% of voting power acquired	% of total voting power at entity after acquisition
			Amount (net) paid in acquisition + other costs directly attributable to combination (a)	Fair value of equity instruments issued for acquisition of entity (b)
Santander Consumer USA Inc.	Obtainment of control	23/01/14	-	-	-	60.65%
Financiera El Corte Inglés, E.F.C., S.A.	Acquisition	27/02/14	140	-	51.00%	51.00%

BUSINESS COMBINATIONS OR OTHER ACQUISITIONS OR INCREASES IN OWNERSHIP INTERESTS IN SUBSIDIARIES, JOINT VENTURES AND/OR INVESTMENTS IN ASSOCIATES (CURRENT PERIOD)
Name of entity (or line of business) acquired or merged	Category	Effective transaction date (dd/mm/yy)	Cost (net) of the combination (a) + (b) (millions of reais)		% of voting power acquired	% of total voting power at entity after acquisition
			Amount (net) paid in acquisition + other costs directly attributable to combination (a)	Fair value of equity instruments issued for acquisition of entity (b)
Santander Consumer USA Inc.	Obtainment of control	23/01/14	-	-	-	60.65%
Financiera El Corte Inglés, E.F.C., S.A.	Acquisition	27/02/14	449	-	51.00%	51.00%

DECREASES IN OWNERSHIP INTERESTS IN SUBSIDIARIES, JOINT VENTURES AND/OR INVESTMENTS IN ASSOCIATES AND OTHER SIMILAR TRANSACTIONS (CURRENT PERIOD)
Name of entity (or line of business) disposed of, spun off or derecognised	Category	Effective transaction date (dd/mm/yy)	% of voting power disposed of or derecognised	% of total voting power at entity after disposal	Net gain/(loss) (millions of euros)
Santander Consumer USA Inc.	Disposal	23/01/14	4.32%	60.65%	730
Altamira Asset Management, S.L.	Disposal	03/01/14	85.00%	15.00%	385

DECREASES IN OWNERSHIP INTERESTS IN SUBSIDIARIES, JOINT VENTURES AND/OR INVESTMENTS IN ASSOCIATES AND OTHER SIMILAR TRANSACTIONS (CURRENT PERIOD)
Name of entity (or line of business) disposed of, spun off or derecognised	Category	Effective transaction date (dd/mm/yy)	% of voting power disposed of or derecognised	% of total voting power at entity after disposal	Net gain/(loss) (millions of euros)
Santander Consumer USA Inc.	Disposal	23/01/14	4.32%	60.65%	2,365
Altamira Asset Management, S.L.	Disposal	03/01/14	85.00%	15.00%	1,246

The most significant transactions performed in the first quarter of 2014 were as follows:

Sale of Altamira Asset Management

On 21 November 2013, the Group announced that it had reached a preliminary agreement with Apollo European Principal Finance Fund II, a fund managed by subsidiaries of Apollo Global Management, LLC, for the sale of the platform for managing the loan recovery activities of Banco Santander, S.A. in Spain and for managing and marketing the properties relating to this activity (Altamira Asset Management, S.L.).

On 3 January 2014, the Group announced that it had sold 85% of the share capital of Altamira Asset Management, S.L. to Altamira Asset Management Holdings, S.L., an investee of Apollo European Principal Finance Fund II, for EUR 664 million (BRL 2,150 million), giving rise to a net gain of EUR 385 million (BRL 1,246 million), which was recognised under Gains/(losses) on disposal of assets not classified as non-current assets held for sale in the consolidated income statement for the first quarter of 2014.

Following this transaction, the Group retained the aforementioned property assets and credit portfolio on its balance sheet, while management of these assets is carried out from the platform owned by Apollo.

Santander Consumer USA

In January 2014 the public offering of shares of Santander Consumer USA Inc. (SCUSA) was completed and the company was admitted to trading on the New York Stock Exchange. The placement represented 21.6% of SCUSA's share capital, of which 4.32% related to the holding sold by the Group. Following this sale, the Group holds 60.65% of the share capital of SCUSA. Both Sponsor Auto Finance Holdings Series LP (Sponsor Holdings) -an investee of funds controlled by Warburg Pincus LLC, Kohlberg Kravis Roberts & Co. L.P. and Centerbridge Partners L.P.- and DDFS LLC (DDFS) - a company controlled by Thomas G. Dundon, the Chief Executive Officer of SCUSA- also reduced their holdings.

Since the ownership interests of the aforementioned shareholders were reduced to below certain percentages following the placement, the shareholder agreement was terminated, pursuant to the terms and conditions established in said agreement; this entailed the termination of the agreements whereby, inter alia, Sponsor Holdings and DDFS were granted representation on the board of directors of SCUSA and a voting system was established whereby the strategic, financial and operating decisions, and other significant decisions associated with the ordinary management of SCUSA, were subject to joint approval by the Group and the aforementioned shareholders and, therefore, SCUSA ceased to be controlled jointly by all the above and is now controlled by the Group on the basis of the percentage held in its share capital (“change of control”).

Prior to this change of control the Group accounted for its ownership interest in SCUSA using the equity method. Following the obtainment of control, the Group now fully consolidates its ownership interest in SCUSA and includes when control was acquired all of SCUSA's assets and liabilities in its consolidated balance sheet at their fair value.

The Group did not make any disbursement in relation to this change of control and, therefore, goodwill was determined with reference to the fair value of SCUSA implicit in the public offering. The detail of the provisional fair values of the identifiable assets acquired and liabilities assumed at the business combination date is as follows:

Millions of euros
Cash and balances with central banks	1,185
Financial assets held for trading	22
Loans and receivables - loans and advances to customers	16,095
Tangible assets	1,514
Intangible assets (*)	293
Other assets	1,060
Total assets	20,169
Deposits from credit institutions	6,191
Marketable debt securities and other financial liabilities	11,156
Provisions	11
Other liabilities	642
Total liabilities	18,000
Net asset value	2,169
Non-controlling interests	(852)
Employee share option plans	(94)
Cost of investment	(3,747)
Goodwill at January 2014	2,524

Millions of reais
Cash and balances with central banks	3,839
Financial assets held for trading	71
Loans and receivables - loans and advances to customers	52,143
Tangible assets	4,905
Intangible assets (*)	949
Other assets	3,435
Total assets	65,342
Deposits from credit institutions	20,057
Marketable debt securities and other financial liabilities	36,142
Provisions	36
Other liabilities	2,080
Total liabilities	58,315
Net asset value	7,027
Non-controlling interests	(2,760)
Employee share option plans	(305)
Cost of investment	(12,139)
Goodwill at January 2014	8,177

(*)	The preliminary valuation work identified the following intangible assets:

- Relationships with concession operator networks amounting to EUR 215 million (BRL 708 million).

- Trademarks amounting to EUR 37 million (BRL 122 million).

The foregoing fair values are based on the information available at that date and they might change in the following ten months, in accordance with IFRS 3.

As a result of the aforementioned transaction, the Group recognised a net gain of EUR 730 million (BRL 2,365 millions) under Gains/(losses) on disposal of assets not classified as non-current assets held for sale in the consolidated income statement for the first quarter of 2014, of which EUR 688 million (BRL 2,229 million) related to the 60.7% ownership interest held by the Group.

Agreement with El Corte Inglés

On 7 October 2013, the Group announced that it had entered into a strategic agreement through its subsidiary Santander Consumer Finance, S.A. with El Corte Inglés, S.A. in the area of consumer finance, which included the acquisition of 51% of the share capital of Financiera El Corte Inglés E.F.C., S.A., with El Corte Inglés, S.A. retaining the remaining 49%. On 27 February 2014, following the obtainment of the relevant regulatory and competition authorisations, the acquisition was completed. Santander Consumer Finance S.A. paid EUR 140 million (BRL 449 million) for 51% of the share capital of Financiera El Corte Inglés E.F.C., S.A.

The detail of the provisional fair values of the identifiable assets acquired and liabilities assumed at the business combination date is as follows:

Millions of euros
Loans and advances to credit institutions	29
Loans and receivables - loans and advances to customers	1,291
Intangible assets	2
Other assets	22
Total assets	1,344
Deposits from credit institutions	173
Customer deposits	81
Marketable debt securities	585
Provisions	3
Other liabilities	290
Total liabilities	1,132
Net asset value	212
Non-controlling interests	(104)
Cost of investment	(140)
Goodwill at 27 February 2014	32

Millions of reais
Loans and advances to credit institutions	93
Loans and receivables - loans and advances to customers	4,146
Intangible assets	6
Other assets	71
Total assets	4,316
Deposits from credit institutions	556
Customer deposits	260
Marketable debt securities	879
Provisions	10
Other liabilities	931
Total liabilities	3,636
Net asset value	680
Non-controlling interests	(334)
Cost of investment	(449)
Goodwill at 27 February 2014	103

Other transactions

Agreement with Banque PSA Finance

The Group, through its subsidiary Santander Consumer Finance, S.A., and Banque PSA Finance, the car financing unit of the PSA Peugeot Citroën Group, commenced negotiations for carrying on the vehicle financing business jointly in eleven European countries. Pursuant to the terms of the agreement under negotiation, in certain circumstances the Group will finance this business from the date when the transaction is completed, which is expected to be the second half of 2015. As an exception, in certain countries the Group will purchase a portion of the current lending portfolio of Banque PSA Finance. A cooperation agreement for the insurance business in all these countries will also be included. The transaction is conditional upon the definitive conclusion of the agreement and the approval by the relevant regulatory, labour and competition authorities.

3.	Shareholder remuneration system and earnings per share

a)	Shareholder remuneration system

The cash remuneration paid by the Bank to its shareholders in the first three months of 2014 and 2013 was as follows:

	First quarter of 2014			First quarter of 2013
	% of par value	Euros per share	Amount (millions of euros)	% of par value	Euros per share	Amount (millions of euros)

Ordinary shares	4.14%	0.020716	235	4.13%	0.020670	213
Other shares (non-voting, redeemable, etc.)	-	-	-	-	-	-
Total remuneration paid	4.14%	0.020716	235	4.13%	0.020670	213
Remuneration paid out of profit	4.14%	0.020716	235	4.13%	0.020670	213
Remuneration paid with a charge to reserves or share premium	-	-	-	-	-	-
Remuneration paid in kind	-	-	-	-	-	-

	First quarter of 2014			First quarter of 2013
	% of par value	Reais per share	Amount (millions of reais)	% of par value	Reais per share	Amount (millions of reais)

Ordinary shares	4.14%	0.059078	670	4.13%	0.051699	533
Other shares (non-voting, redeemable, etc.)	-	-	-	-	-	-
Total remuneration paid	4.14%	0.059078	670	4.13%	0.051699	533
Remuneration paid out of profit	4.14%	0.059078	670	4.13%	0.051699	533
Remuneration paid with a charge to reserves or share premium	-	-	-	-	-	-
Remuneration paid in kind	-	-	-	-	-	-

Under the remuneration scheme (Santander Dividendo Elección), the shareholders were offered the possibility to opt for receiving an amount equal to the third interim dividend of 2013 in cash or new shares.

In addition to the EUR 235 million (BRL 670 million) in cash shown in the foregoing table, in the first quarter of 2014, EUR 1,488 million (BRL 3,722 million) were assigned to shareholder remuneration in the form of shares under the aforementioned remuneration scheme (Santander Dividendo Elección).

b)	Earnings per share from continuing and discontinued operations

i. Basic earnings per share

Basic earnings per share are calculated by dividing the net profit attributable to the Parent by the weighted average number of ordinary shares outstanding during the period, excluding the average number of treasury shares held in the period.

Accordingly:

	31/03/14	31/03/13
Net profit attributable to the Parent (millions of euros)	1,303	1,205
Of which:
Profit/Loss from discontinued operations (millions of euros)	-	-
Profit from continuing operations (millions of euros)	1,303	1,205
Weighted average number of shares outstanding	11,489,841,874	10,420,505,245
Basic earnings per share (euros)	0.11	0.12
Of which: from discontinued operations (euros)	-	-
from continuing operations (euros)	0.11	0.12

	31/03/14	31/03/13
Net profit attributable to the Parent (millions of reais)	4,220	3,175
Of which:
Profit/Loss from discontinued operations (millions of reais)	-	-
Profit from continuing operations (millions of reais)	4,220	3,175
Weighted average number of shares outstanding	11,489,841,874	10,420,505,245
Basic earnings per share (reais)	0.37	0.30
Of which: from discontinued operations (reais)	-	-
from continuing operations (reais)	0.37	0.30

ii. Diluted earnings per share

In calculating diluted earnings per share, the amount of profit attributable to the Parent and the weighted average number of shares outstanding, net of treasury shares, are adjusted for all the dilutive effects inherent to potential ordinary shares (share options, warrants and convertible debt instruments).

Accordingly, diluted earnings per share were determined as follows:

	31/03/14	31/03/13

Net profit attributable to the Parent (millions of euros)	1,303	1,205
Dilutive effect of changes in profit for the period arising from potential conversion of ordinary shares	-	-
Net profit attributable to the Parent (millions of euros)	1,303	1,205
Of which:
Profit/Loss from discontinued operations (millions of euros)	-	-
Profit from continuing operations (millions of euros)	1,303	1,205

Weighted average number of shares outstanding	11,489,841,874	10,420,505,245
Dilutive effect of:
Options/ receipt of shares	35,119,697	57,054,158
Adjusted number of shares	11,524,961,571	10,477,559,403
Diluted earnings per share (euros)	0.11	0.11
Of which: from discontinued operations (euros)	-	-
from continuing operations (euros)	0.11	0.11

	31/03/14	31/03/13

Net profit attributable to the Parent (millions of reais)	4,220	3,175
Dilutive effect of changes in profit for the period arising from potential conversion of ordinary shares	-	-
Profit attributable to the Parent (millions of reais)	4,220	3,175
Of which:
Profit/Loss from discontinued operations (millions of reais)	-	-
Profit from continuing operations (millions of reais)	4,220	3,175

Weighted average number of shares outstanding	11,489,841,874	10,420,505,245
Dilutive effect of:
Options/ receipt of shares	35,119,697	57,054,158
Adjusted number of shares	11,524,961,571	10,477,559,403
Diluted earnings per share (reais)	0.37	0.30
Of which: from discontinued operations (reais)	-	-
from continuing operations (reais)	0.37	0.30

4.	Remuneration and other benefits paid to the Bank’s directors and senior managers

Note 5 to the Group’s consolidated financial statements for the year ended 31 December 2013 includes the detail of the remuneration and other benefits paid to the Bank’s directors and senior managers in 2013 and 2012.

The details relating to the aforementioned remuneration and benefits for the three-month periods ended 31 March 2014 and 2013 are summarised as follows:

Remuneration of directors (1)

	Thousands of euros
	31/03/14	31/03/13

Members of the board of directors:
Type of remuneration-
Fixed salary remuneration of executive directors	1,854	2,160
Variable remuneration in cash of executive directors	-	-
Attendance fees of directors	311	407
By-law stipulated annual directors’ emoluments	-	-
Other (except insurance premiums)	194	612
Sub-total	2,359	3,178

Transactions with shares and/or other financial instruments	-	-
	2,359	3,178

	Thousands of reais
	31/03/14	31/03/13

Members of the board of directors:
Type of remuneration-
Fixed salary remuneration of executive directors	6,006	5,692
Variable remuneration in cash of executive directors	-	-
Attendance fees of directors	1,007	1,073
By-law stipulated annual directors’ emoluments	-	-
Other (except insurance premiums)	628	1,613
Sub-total	7,641	8,378

Transactions with shares and/or other financial instruments	-	-
	7,641	8,378

(1)	The notes to the annual consolidated financial statements for 2014 will contain detailed and complete information on the remuneration paid to all the directors, including executive directors.

Other benefits of the directors

	Thousands of euros
	31/03/14	31/03/13

Members of the board of directors:
Other benefits-
Advances	-	-
Loans granted	7,096	5,666
Pension funds and plans: Provisions and/or contributions (1)	1,057	373
Pension funds and plans: Accumulated rights (2)	147,403	225,851
Life insurance premiums	229	516
Guarantees provided for directors	-	-

	Thousands of reais
	31/03/14	31/03/13

Members of the board of directors:
Other benefits-
Advances	-	-
Loans granted	22,987	14,932
Pension funds and plans: Provisions and/or contributions (1)	3,424	983
Pension funds and plans: Accumulated rights (2)	477,495	595,198
Life insurance premiums	742	1,360
Guarantees provided for directors	-	-

(1)
Corresponds to provisions and/or contributions made in the first quarter of 2014 for retirement pensions and supplementary benefits (surviving spouse and child benefits, and permanent disability). The amount for the first quarter of 2013 relates only to retirement pensions.

(2)
Corresponds to the pension rights accumulated by the directors. In addition, at 31 March 2014 and 2013, former Board members held accumulated pension rights amounting to EUR 76,694 thousand (BRL 239,868 thousand) and EUR 80,584 thousand (BRL 207,125 thousand), respectively.

Also, in their capacity as member of the boards of directors of other Group companies, Mr Matías Rodríguez Inciarte received EUR 14 thousand (BRL 45 thousand) in the first quarter of 2014 as non-executive director of U.C.I., S.A. (first quarter of 2013: EUR 14 thousand (BRL 37 thousand)) and Mr Vittorio Corbo Lioi received EUR 150 thousand (BRL 486 thousand) in the first quarter of 2014, of which EUR 66 thousand (BRL 214 thousand) as non-executive director of Banco Santander - Chile and EUR 84 thousand (BRL 272 thousand) for the provision of advisory services to the latter (first quarter of 2013: EUR 145 thousand (BRL 382 thousand) , of which EUR 64 thousand (BRL 169 thousand) as non-executive director of Banco Santander - Chile and EUR 81 thousand (BRL 213 thousand) for the provision of advisory services to the latter, and EUR 5 thousand (BRL 13 thousand) as non-executive director of Banco Santander (México), S.A., Institución de Banca Múltiple, Grupo Financiero Santander México).

Remuneration of senior managers (1) (2)

	Thousands of euros
	31/03/14	31/03/13

Senior management:
Total remuneration of senior management	8,365	8,973

	Thousands of reais
	31/03/14	31/03/13

Senior management:
Total remuneration of senior management	27,097	23,647

(1)
The above amounts reflect the quarterly remuneration irrespective of the months in which the senior managers have held positions as members of the Bank's general management, and they exclude the remuneration of executive directors.

(2)	The number of senior managers of the Bank, excluding executive directors, decreased from 25 in the first quarter of 2013 to 24 in the first quarter of 2014.

The annual variable remuneration (or bonus) for 2013 paid to the directors and the other members of senior management was disclosed in the information on remuneration set forth in the notes to the financial statements for that year. Similarly, the variable remuneration allocable to 2014 profit or loss, which will be submitted for approval by the board of directors, will be disclosed in the notes to the financial statements for 2014.

5.	Financial assets

a)	Breakdown

The detail, by nature and category for measurement purposes, of the Group's financial assets, other than the balances relating to Cash and balances with central banks and Hedging derivatives, at 31 March 2014 and 31 December 2013 is as follows:

	Millions of euros
	31/03/14
	Financial assets held for trading	Other financial assets at fair value through profit or loss	Available-for-sale financial assets	Loans and receivables	Held-to-maturity investments

Loans and advances to credit institutions	5,511	22,870	-	46,357	-
Loans and advances to customers	5,902	11,054	-	677,639	-
Debt instruments	48,765	4,165	86,849	7,600	-
Equity instruments	8,200	904	4,039	-	-
Trading derivatives	60,252	-	-	-	-
	128,630	38,993	90,888	731,596	-

	Millions of reais
	31/03/14
	Financial assets held for trading	Other financial assets at fair value through profit or loss	Available-for-sale financial assets	Loans and receivables	Held-to-maturity investments

Loans and advances to credit institutions	17,236	71,528	-	144,986	-
Loans and advances to customers	18,459	34,572	-	2,119,384	-
Debt instruments	152,517	13,026	271,629	23,770	-
Equity instruments	25,646	2,827	12,632	-	-
Trading derivatives	188,445	-	-	-	-
	402,303	121,953	284,261	2,288,140	-

	Millions of euros
	31/12/13
	Financial assets held for trading	Other financial assets at fair value through profit or loss	Available-for-sale financial assets	Loans and receivables	Held-to-maturity investments

Loans and advances to credit institutions	5,503	13,444	-	56,017	-
Loans and advances to customers	5,079	13,196	-	650,581	-
Debt instruments	40,841	3,875	79,844	7,886	-
Equity instruments	4,967	866	3,955	-	-
Trading derivatives	58,899	-	-	-	-
	115,289	31,381	83,799	714,484	-

	Millions of reais
	31/12/13
	Financial assets held for trading	Other financial assets at fair value through profit or loss	Available-for-sale financial assets	Loans and receivables	Held-to-maturity investments

Loans and advances to credit institutions	17,927	43,795	-	182,481	-
Loans and advances to customers	16,545	42,988	-	2,119,333	-
Debt instruments	133,044	12,623	260,100	25,689	-
Equity instruments	16,180	2,821	12,884	-	-
Trading derivatives	191,869	-	-	-	-
	375,565	102,227	272,984	2,327,503	-

b)	Sovereign risk with peripheral European countries

The detail at 31 March 2014 and 31 December 2013, by type of financial instrument, of the Group credit institutions’ sovereign risk exposure to Europe’s peripheral countries and of the short positions held with them, taking into consideration the scope established by the European Banking Authority (EBA) in the analyses performed on the capital needs of European credit institutions (see Note 54 to the consolidated financial statements for 2013), is as follows:

Sovereign risk by country of issuer/borrower at 31 March 2014 (*)
	Millions of euros
	Debt instruments				Loans and advances to customers (**)	Total net direct exposure	Derivatives (***)
	Financial assets held for trading and Other financial assets at fair value through profit or loss	Short positions	Available-for-sale financial assets	Loans and receivables			Other than CDSs	CDSs
Spain	5,482	(1,387)	19,044	1,549	15,409	40,097	264	-
Portugal	231	(18)	3,551	-	603	4,367	-	-
Italy	3,058	(838)	76	-	-	2,296	(3)	3
Greece	-	-	-	-	-	-	-	-
Ireland	-	-	-	-	-	-	210	-

Sovereign risk by country of issuer/borrower at 31 March 2014 (*)
	Millions of reais
	Debt instruments				Loans and advances to customers (**)	Total net direct exposure	Derivatives (***)
	Financial assets held for trading and Other financial assets at fair value through profit or loss	Short positions	Available-for-sale financial assets	Loans and receivables			Other than CDSs	CDSs
Spain	17,146	(4,338)	59,562	4,845	48,193	125,408	826	-
Portugal	722	(56)	11,106	-	1,886	13,658	-	-
Italy	9,564	(2,621)	238	-	-	7,181	(9)	9
Greece	-	-	-	-	-	-	-	-
Ireland	-	-	-	-	-	-	657	-

(*)
Information prepared under EBA standards. In addition, there are government debt securities on the insurance companies' balance sheets amounting to EUR 6,770 million (of which EUR 5,820 million, EUR 727 million and EUR 223 million relate to Spain, Portugal and Italy, respectively) (BRL 21,174 million (of which BRL 18,203 million, BRL 2,274 million and BRL 697 million relate to Spain, Portugal and Italy, respectively)) and off-balance-sheet exposure other than derivatives –contingent liabilities and commitments– amounting to EUR 3,879 million (of which EUR 2,589 million, EUR 214 million, EUR 1,074 million and EUR 2 million to Spain, Portugal, Italy and Ireland, respectively) (BRL 12,132 million (of which BRL 8,098 million, BRL 669 million, BRL 3,359 million and BRL 6 million to Spain, Portugal, Italy and Ireland, respectively)).

(**)	Presented without taking into account the valuation adjustments recognised (EUR 22 million (BRL 69 million)).

(***)
“Other than CDSs” refers to the exposure to derivatives based on the location of the counterparty, irrespective of the location of the underlying. “CDSs” refers to the exposure to CDSs based on the location of the underlying.

Sovereign risk by country of issuer/borrower at 31 December 2013 (*)
	Millions of euros
	Debt instruments				Loans and advances to customers (**)	Total net direct exposure	Derivatives (***)
	Financial assets held for trading and Other financial assets at fair value through profit or loss	Short positions	Available-for-sale financial assets	Loans and receivables			Other than CDSs	CDSs
Spain	4,783	(2,079)	21,144	1,145	13,374	38,367	(153)	-
Portugal	148	-	2,076	-	583	2,807	-	-
Italy	2,571	(1,262)	77	-	-	1,386	-	2
Greece	-	-	-	-	-	-	-	-
Ireland	-	-	-	-	-	-	199	-

Sovereign risk by country of issuer/borrower at 31 December 2013 (*)
	Millions of reais
	Debt instruments				Loans and advances to customers (**)	Total net direct exposure	Derivatives (***)
	Financial assets held for trading and Other financial assets at fair value through profit or loss	Short positions	Available-for-sale financial assets	Loans and receivables			Other than CDSs	CDSs
Spain	15,581	(6,773)	68,879	3,730	43,567	124,984	(498)	-
Portugal	482	-	6,763	-	1,899	9,144	-	-
Italy	8,376	(4,111)	250	-	-	4,515	-	7
Greece	-	-	-	-	-	-	-	-
Ireland	-	-	-	-	-	-	648	-

(*)
Information prepared under EBA standards. In addition, there are government debt securities on the insurance companies' balance sheets amounting to EUR 5,649 million (of which EUR 4,783 million, EUR 654 million and EUR 208 million relate to Spain, Portugal and Italy, respectively) (BRL 18,389 million (of which BRL 15,581 million, BRL 2,130 million and BRL 678 million relate to Spain, Portugal and Italy, respectively)) and off-balance-sheet exposure other than derivatives -contingent liabilities and commitments- amounting to EUR 1,884 million (of which EUR 1,627 million, EUR 118 million, EUR 137 million and EUR 2 million relate to Spain, Portugal, Italy and Ireland, respectively) (BRL 6,137 million (of which BRL 5,300 million, BRL 384 million, BRL 446 million and BRL 7 million relate to Spain, Portugal, Italy and Ireland, respectively)).

(**)	Presented without taking into account the valuation adjustments recognised (EUR 20 million (BRL 65 million)).

(***)
“Other than CDSs” refers to the exposure to derivatives based on the location of the counterparty, irrespective of the location of the underlying. “CDSs” refers to the exposure to CDSs based on the location of the underlying.

The detail of the Group's other exposure to other counterparties (private sector, central banks and other public entities that are not considered to be sovereign risks) in the aforementioned countries at 31 March 2014 and 31 December 2013 is as follows:

Exposure to other counterparties by country of issuer/borrower at 31 March 2014 (*)
	Millions of euros
	Balances with central banks	Reverse repurchase agreements	Debt instruments			Loans and advances to customers (**)	Total net direct exposure	Derivatives (***)
			Financial assets held for trading and Other financial assets at fair value through profit or loss	Available-for-sale financial assets	Loans and receivables
								Other than CDSs	CDSs
Spain	669	13,665	3,035	6,638	1,223	162,693	187,923	1,735	(42)
Portugal	453	-	277	1,415	1,951	21,802	25,898	1,547	(2)
Italy	4	-	437	397	2	6,632	7,472	(75)	4
Greece	-	-	-	-	-	79	79	-	-
Ireland	-	-	242	110	191	444	987	65	-

Exposure to other counterparties by country of issuer/borrower at 31 March 2014 (*)
	Millions of reais
	Balances with central banks	Reverse repurchase agreements	Debt instruments			Loans and advances to customers (**)	Total net direct exposure	Derivatives (***)
			Financial assets held for trading and Other financial assets at fair value through profit or loss	Available-for-sale financial assets	Loans and receivables
								Other than CDSs	CDSs
Spain	2,092	42,739	9,492	20,761	3,825	508,839	587,748	5,426	(131)
Portugal	1,417	-	866	4,426	6,102	68,188	80,999	4,838	(6)
Italy	13	-	1,367	1,242	6	20,742	23,370	(236)	14
Greece	-	-	-	-	-	247	247	-	-
Ireland	-	-	757	344	597	1,389	3,087	203	-

(*)
Also, the Group has off-balance-sheet exposure other than derivatives –contingent liabilities and commitments– amounting to EUR 50,534 million, EUR 6,281 million, EUR 2,645 million, EUR 18 million and EUR 223 million to counterparties in Spain, Portugal, Italy, Greece and Ireland, respectively (BRL 158,050 million, BRL 19,644 million, BRL 8,273 million, BRL 56 million and BRL 697 million to counterparties in Spain, Portugal, Italy, Greece and Ireland, respectively).

(**)	Presented excluding valuation adjustments and impairment losses recognised (EUR 12,557 million (BRL 39,273 million)).

(***)
“Other than CDSs” refers to the exposure to derivatives based on the location of the counterparty, irrespective of the location of the underlying. “CDSs” refers to the exposure to CDSs based on the location of the underlying.

Exposure to other counterparties by country of issuer/borrower at 31 December 2013 (*)
	Millions of euros
	Balances with central banks	Reverse repurchase agreements	Debt instruments			Loans and advances to customers (**)	Total net direct exposure	Derivatives (***)
			Financial assets held for trading and Other financial assets at fair value through profit or loss	Available-for-sale financial assets	Loans and receivables
								Other than CDSs	CDSs
Spain	816	7,451	3,148	7,826	1,804	160,478	181,523	1,981	(44)
Portugal	1,716	-	209	1,168	1,845	25,578	30,516	1,454	(1)
Italy	11	-	368	273	93	6,490	7,235	(115)	(2)
Greece	-	-	-	-	-	80	80	-	-
Ireland	-	-	229	360	259	507	1,355	1,031	-

Exposure to other counterparties by country of issuer/borrower at 31 December 2013 (*)
	Millions of reais
	Balances with central banks	Reverse repurchase agreements	Debt instruments			Loans and advances to customers (**)	Total net direct exposure	Derivatives (***)
			Financial assets held for trading and Other financial assets at fair value through profit or loss	Available-for-sale financial assets	Loans and receivables
								Other than CDSs	CDSs
Spain	2,658	24,272	10,255	25,494	5,877	522,773	591,329	6,453	(143)
Portugal	5,590	-	681	3,805	6,010	83,323	99,409	4,737	(3)
Italy	36	-	1,199	889	303	21,142	23,569	(375)	(7)
Greece	-	-	-	-	-	261	261	-	-
Ireland	-	-	745	1,173	844	1,652	4,414	3,359	-

(*)
Also, the Group has off-balance-sheet exposure other than derivatives –contingent liabilities and commitments– amounting to EUR 48,659 million, EUR 5,982 million, EUR 2,717 million, EUR 4 million and EUR 93 million to counterparties in Spain, Portugal, Italy, Greece and Ireland, respectively (BRL 158,512 million, BRL 19,487 million, BRL 8,851 million, BRL 13 million and BRL 303 million to counterparties in Spain, Portugal, Italy, Greece and Ireland, respectively).

(**)	Presented excluding valuation adjustments and impairment losses recognised (EUR 13,209 million (BRL 43,030 million)).

(***)
“Other than CDSs” refers to the exposure to derivatives based on the location of the counterparty, irrespective of the location of the underlying. “CDSs” refers to the exposure to CDSs based on the location of the underlying.

Following is certain information on the notional amount of the CDSs at 31 March 2014 and 31 December 2013 detailed in the foregoing tables:

31/03/14
Millions of euros
		Notional amount			Fair value
		Bought	Sold	Net	Bought	Sold	Net
Spain	Sovereign	-	-	-	-	-	-
	Other	1,557	2,031	(474)	(15)	(27)	(42)
Portugal	Sovereign	192	174	18	-	-	-
	Other	218	228	(10)	(2)	-	(2)
Italy	Sovereign	603	570	33	(2)	5	3
	Other	843	878	(35)	1	3	4
Greece	Sovereign	-	-	-	-	-	-
	Other	3	3	-	-	-	-
Ireland	Sovereign	4	4	-	-	-	-
	Other	6	6	-	-	-	-

31/03/14
Millions of reais
		Notional amount			Fair value
		Bought	Sold	Net	Bought	Sold	Net
Spain	Sovereign	-	-	-	-	-	-
	Other	4,870	6,352	(1,482)	(47)	(84)	(131)
Portugal	Sovereign	600	544	56	-	-	-
	Other	682	713	(31)	(6)	-	(6)
Italy	Sovereign	1,886	1,783	103	(6)	15	9
	Other	2,637	2,746	(109)	4	10	14
Greece	Sovereign	-	-	-	-	-	-
	Other	9	9	-	-	-	-
Ireland	Sovereign	13	13	-	-	-	-
	Other	19	19	-	-	-	-

31/12/13
Millions of euros
		Notional amount			Fair Value
		Bought	Sold	Net	Bought	Sold	Net
Spain	Sovereign	-	-	-	-	-	-
	Other	1,735	2,277	(542)	(18)	(26)	(44)
Portugal	Sovereign	192	174	18	5	(5)	-
	Other	223	278	(55)	1	(2)	(1)
Italy	Sovereign	603	570	33	(1)	3	2
	Other	834	913	(79)	(2)	-	(2)
Greece	Sovereign	-	-	-	-	-	-
	Other	5	5	-	-	-	-
Ireland	Sovereign	4	4	-	-	-	-
	Other	6	6	-	-	-	-

31/12/13
Millions of reais
		Notional amount			Fair Value
		Bought	Sold	Net	Bought	Sold	Net
Spain	Sovereign	-	-	-	-	-	-
	Other	5,652	7,418	(1,766)	(59)	(84)	(143)
Portugal	Sovereign	626	567	59	16	(16)	-
	Other	727	906	(179)	3	(6)	(3)
Italy	Sovereign	1,965	1,857	108	(3)	10	7
	Other	2,717	2,974	(257)	(7)	-	(7)
Greece	Sovereign	-	-	-	-	-	-
	Other	16	16	-	-	-	-
Ireland	Sovereign	13	13	-	-	-	-
	Other	20	20	-	-	-	-

c)	Valuation adjustments for impairment of financial assets

c.1) Available-for-sale financial assets

At 31 March 2014, the Group analysed the changes in the fair value of the various assets composing this portfolio and charged net impairment losses of EUR 34 million (BRL 110 million) to the income statement (first quarter of 2013: a net credit of EUR 4 million (BRL 11 million)). Accordingly, most of the changes in value of these assets are presented in equity under Valuation adjustments - Available-for-sale financial assets (see Note 11). The changes in valuation adjustments in the three-month period are recognised in the consolidated statement of recognised income and expense.

c.2) Loans and receivables

The changes in the balance of the allowances for impairment losses on the assets included under Loans and receivables in the three-month periods ended 31 March 2014 and 2013 were as follows:

	Millions of reais
	31/03/14	31/03/13

Balance at beginning of period	24,959	25,467

Impairment losses charged to income for the period	2,923	3,236
Of which:
Impairment losses charged to income	4,445	4,448
Impairment losses reversed with a credit to income	(1,522)	(1,212)
Write-off of impaired balances against recorded impairment allowance	(2,569)	(2,829)
Exchange differences and other changes	1,998	403

Balance at end of period	27,311	26,277

Of which:
By method of assessment:
Individually	22,209	22,294
Of which, arising from country risk	41	44
Collectively	5,102	3,983

	Millions of reais
	31/03/14	31/03/13

Balance at beginning of period	81,306	68,853

Impairment losses charged to income for the period	9,469	8,528
Of which:
Impairment losses charged to income	14,399	11,722
Impairment losses reversed with a credit to income	(4,930)	(3,194)
Write-off of impaired balances against recorded impairment allowance	(8,322)	(7,455)
Exchange differences and other changes	2,965	(2,386)

Balance at end of period	85,418	67,540

Of which:
By method of assessment:
Individually	69,461	57,302
Of which, arising from country risk	128	113
Collectively	15,957	10,238

Previously written-off assets recovered in the first three months of 2014 amounted to EUR 257 million (BRL 833 million) (first three months of 2013: EUR 314 million (BRL 827 million)). Considering these amounts and those recognised under Impairment losses charged to income in the foregoing table, the impairment losses on loans and receivables amounted to EUR 2,666 million in the first quarter of 2014 (BRL 8,636 million) (first quarter of 2013: EUR 2,922 million (BRL 7,701 million)). If the impairment losses on available-for-sale financial assets (see Note 5.c.1) are added to these amounts, total impairment losses on financial assets amounted to EUR 2,700 million (BRL 8,746 million) for the three-month period ended 31 March 2014 (31 March 2013: EUR 2,918 million (BRL 7,690 million)).

d)	Impaired assets

The detail of the changes in the three-month periods ended 31 March 2014 and 2013 in the balance of financial assets classified as loans and receivables and considered to be impaired due to credit risk is as follows:

	Millions of euros
	31/03/14	31/03/13

Balance at beginning of period	40,374	35,361
Net additions	2,217	3,699
Written-off assets	(2,569)	(2,829)
Changes in scope of consolidation	326	299
Exchange differences and other	680	648
Balance at end of period	41,028	37,178

	Millions of reais
	31/03/14	31/03/13

Balance at beginning of period	131,522	95,602
Net additions	7,182	9,748
Written-off assets	(8,322)	(7,455)
Changes in scope of consolidation	1,056	788
Exchange differences and other	(3,119)	(3,124)
Balance at end of period	128,319	95,559

This amount, after deducting the related allowances, represents the Group's best estimate of the discounted value of the flows that are expected to be recovered from the impaired assets.

e)	Fair value of financial assets not measured at fair value

Following is a comparison of the carrying amounts of the Group's financial assets measured at other than fair value and their respective fair values at 31 March 2014:

	Millions of euros		Millions of euros
	31/03/14		31/12/13
	Carrying amount	Fair value	Carrying amount	Fair value
Loans and receivables:
Loans and advances to credit institutions	46,357	46,315	56,017	56,213
Loans and advances to customers	677,639	677,337	650,581	651,338
Debt instruments	7,600	7,587	7,886	7,858
ASSETS	731,596	731,239	714,484	715,409

	Millions of reais		Millions of reais
	31/03/14		31/12/13
	Carrying amount	Fair value	Carrying amount	Fair value
Loans and receivables:
Loans and advances to credit institutions	144,986	144,855	182,481	183,119
Loans and advances to customers	2,119,384	2,118,439	2,119,333	2,121,799
Debt instruments	23,770	23,729	25,689	25,598
ASSETS	2,288,140	2,287,023	2,327,503	2,330,516

The main valuation methods and inputs used in the estimates of the fair values of the financial assets in the foregoing table are detailed in Note 51.c to the consolidated financial statements for 2013.

6.	Non-current assets held for sale

The detail, by nature, of the Group's non-current assets held for sale at 31 March 2014 and 31 December 2013 is as follows:

	Millions of euros
	31/03/14	31/12/13

Tangible assets	4,999	4,845
Of which:
Foreclosed assets	4,811	4,742
Of which: Property assets in Spain	4,282	4,146
Other tangible assets held for sale	188	103
Other assets	43	47
	5,042	4,892

	Millions of reais
	31/03/14	31/12/13

Tangible assets	15,635	15,783
Of which:
Foreclosed assets	15,047	15,448
Of which: Property assets in Spain	13,392	13,506
Other tangible assets held for sale	588	335
Other assets	134	153
	15,769	15,936

At 31 March 2014, the allowance that covers the value of the foreclosed assets amounted to EUR 5,160 million (BRL 16,138 million)- (31 December 2013: EUR 4,955 million (BRL 16,141 million)), which represents a coverage ratio of 51.8% of the gross value of the portfolio (31 December 2013: 51.1%). The net charges recorded in the first quarter of 2014 amounted to EUR 78 million (BRL 253 million) (first quarter of 2013: EUR 58 million (BRL 153 million)), which were recognised under Gains/(losses) on non-current assets held for sale not classified as discontinued operations in the income statement.

In the first quarter of 2014, the Group sold foreclosed properties for a net total of approximately EUR 216 million (BRL 700 million), giving rise to losses of EUR 1 million (BRL 3 million) which are recognised under Gains/(losses) on non-current assets held for sale not classified as discontinued operations in the condensed consolidated income statement for the first quarter of 2014.

7.	Tangible assets

a)	Changes in the period

In the first three months of 2014, tangible assets were acquired for EUR 479 million (BRL 1,552 million) (first three months of 2013: EUR 250 million (BRL 659 million)).

Also, in the first three months of 2014, tangible asset items were disposed of with a carrying amount of EUR 103 million (BRL 334 million) (first three months of 2013: EUR 49 million (BRL 129 million)), giving rise to a net gain of EUR 14 million (BRL 45 million) (first three months of 2013: EUR 23 million (BRL 61 million)).

Furthermore, as a result of the full consolidation of SCUSA (see Note 2), tangible assets amounting to EUR 2,166 million (BRL 6,774 million) were added.

b)	Impairment losses

In the first three months of 2014, there were impairment losses on tangible assets (mainly investment property) amounting to EUR 44 million (BRL 143 million) (first three months of 2013: EUR 79 million (BRL 208 million)), which were recognised under Impairment losses on other assets.

c)	Property, plant and equipment purchase commitments

At 31 March 2014 and 2013, the Group did not have any significant commitments to purchase property, plant and equipment items.

8.	Intangible assets

a)	Goodwill

The detail of Goodwill at 31 March 2014 and 31 December 2013, based on the cash-generating units giving rise thereto, is as follows:

	Millions of euros
	31/03/14	31/12/13

Santander UK	8,972	8,913
Banco Santander (Brazil)	6,082	5,840
Bank Zachodni WBK	2,476	2,487
Santander Consumer USA Inc.	2,474	-
Santander Holdings USA	1,489	1,489
Santander Consumer Holding (Germany)	1,315	1,315
Banco Santander Totta	1,040	1,040
Banco Santander Chile	653	687
Grupo Financiero Santander (Mexico)	542	541
Other companies	1,013	969
	26,056	23,281

	Millions of reais
	31/03/14	31/12/13

Santander UK	28,061	29,035
Banco Santander (Brazil)	19,024	19,024
Bank Zachodni WBK	7,744	8,102
Santander Consumer USA Inc.	7,738	-
Santander Holdings USA	4,657	4,851
Santander Consumer Holding (Germany)	4,113	4,284
Banco Santander Totta	3,253	3,388
Banco Santander Chile	2,042	2,238
Grupo Financiero Santander (Mexico)	1,695	1,762
Other companies	3,166	3,156
	81,493	75,840

The changes from 31 December 2013 to 31 March 2014 relate mainly to the recognition of the goodwill associated with the obtainment of control over Santander Consumer USA (see Note 2). In addition, in the first quarter of 2014, goodwill increased by EUR 209 million (BRL 677 million) due to exchange differences which, pursuant to current regulations, were recognised with a credit to Valuation adjustments - Exchange differences in equity in the consolidated statement of recognised income and expense.

Note 17 to the consolidated financial statements for the year ended 31 December 2013 includes detailed information on the procedures followed by the Group to analyse the potential impairment losses on the goodwill recognised with respect to its recoverable amount and to recognise the related impairment, as appropriate.

Accordingly, based on the analysis performed of the available information on the performance of the various cash-generating units which might evidence the existence of indications of impairment, the Group's directors concluded that in the first quarter of 2014 there were no impairment losses which required recognition.

b)	Other intangible assets

In the first three months of 2014, there were impairment losses amounting to EUR 300 million (BRL 972 million) which were recognised under Impairment losses on other assets.

9.	Financial liabilities

a)	Breakdown

The detail, by nature and category for measurement purposes, of the Group's financial liabilities, other than hedging derivatives, at 31 March 2014 and 31 December 2013 is as follows:

	Millions of euros
	31/03/14			31/12/13
	Financial liabilities held for trading	Other financial liabilities at fair value through profit or loss	Financial liabilities at amortised cost	Financial liabilities held for trading	Other financial liabilities at fair value through profit or loss	Financial liabilities at amortised cost

Deposits from central banks	5,410	3,006	11,062	3,866	2,097	9,788
Deposits from credit institutions	9,522	9,724	87,051	7,468	9,644	76,534
Customer deposits	13,197	33,683	573,255	8,500	26,484	572,853
Marketable debt securities	1	5,088	179,446	1	4,086	171,390
Trading derivatives	59,664	-	-	58,887	-	-
Subordinated liabilities	-	-	17,738	-	-	16,139
Short positions	18,152	-	-	15,951	-	-
Other financial liabilities	-	-	20,735	-	-	16,410
	105,946	51,501	889,287	94,673	42,311	863,114

	Millions of reais
	31/03/14			31/12/13
	Financial liabilities held for trading	Other financial liabilities at fair value through profit or loss	Financial liabilities at amortised cost	Financial liabilities held for trading	Other financial liabilities at fair value through profit or loss	Financial liabilities at amortised cost

Deposits from central banks	16,920	9,402	34,598	12,594	6,831	31,885
Deposits from credit institutions	29,781	30,413	272,261	24,328	31,416	249,317
Customer deposits	41,275	105,347	1,792,912	27,690	86,274	1,866,126
Marketable debt securities	3	15,913	561,235	3	13,311	558,320
Trading derivatives	186,605	-	-	191,830	-	-
Subordinated liabilities	-	-	55,477	-	-	52,575
Short positions	56,772	-	-	51,962	-	-
Other financial liabilities	-	-	64,851	-	-	53,457
	331,356	161,075	2,781,334	308,407	137,832	2,811,680

b)	Information on issuances, repurchases or redemptions of debt instruments

Following is a detail, at 31 March 2014, of the outstanding balance of the debt instruments which at this date had been issued by the Bank or any other Group entity. Also included is the detail of the changes in this balance in the first three months of 2014:

	Millions of euros
	31/03/14
	Outstanding beginning balance at 01/01/14	Issues	Repurchases or redemptions	Exchange rate and other adjustments	Outstanding ending balance at 31/03/14

Debt instruments issued in an EU member state for which it was necessary to file a prospectus	143,865	8,116	(12,861)	(7,350)	131,770
Debt instruments issued in an EU member state for which it was not necessary to file a prospectus	3,226	4,619	(5,265)	6,548	9,128
Other debt instruments issued outside EU member states	44,525	10,770	(9,735)	15,815	61,375
	191,616	23,505	(27,861)	15,013	202,273

	Millions of reais
	31/03/14
	Outstanding beginning balance at 01/01/14	Issues	Repurchases or redemptions	Exchange rate and other adjustments	Outstanding ending balance at 31/03/14

Debt instruments issued in an EU member state for which it was necessary to file a prospectus	468,655	26,291	(41,662)	(41,160)	412,124
Debt instruments issued in an EU member state for which it was not necessary to file a prospectus	10,509	14,963	(17,055)	20,132	28,549
Other debt instruments issued outside EU member states	145,045	34,888	(31,535)	43,558	191,956
	624,209	76,142	(90,252)	22,530	632,629

On 5 March 2014, Banco Santander, S.A. announced that its executive committee had resolved to launch an issue of preference shares contingently convertible into newly issued ordinary shares of the Bank (“CCPSs”)

for a nominal amount of up to EUR 1,500 million (BRL 4,823 thousand) (“the Issue”). The Issue was placed using an accelerated demand research process and only targeted qualified investors.

The Issue was launched at par and the interest on the CCPSs, the payment of which is subject to certain conditions and is discretionary, was set at 6.25% annually for the first five years, to be reviewed thereafter by applying a 541 basis point spread on the 5-year Mid-Swap Rate.

On 25 March 2014, the Bank of Spain approved the computability of the CCPSs as Additional Tier 1 capital under the new European capital requirements of Regulation (EU) No 575/2013. The CCPSs are perpetual, although they may be repurchased in certain circumstances and would convert into newly issued ordinary shares of Banco Santander if the Common Equity Tier 1 ratio of the Bank or its consolidable group falls below 5.125%, calculated in accordance with Regulation (EU) No 575/2013. The CCPSs are traded on the Global Exchange Market of the Irish Stock Exchange.

Furthermore, on 29 January 2014, Banco Santander (Brasil), S.A. launched an issue of Tier 1 perpetual subordinated notes with a nominal amount of USD 1,248 million (BRL 3,000 million), of which the Group had acquired 89.6%. The notes are perpetual and would convert into ordinary shares of Banco Santander (Brasil), S.A. if the Common Equity Tier 1 ratio, calculated as established by the Central Bank of Brazil, were to fall below 5.125%.

c)	Other issues guaranteed by the Group

At 31 March 2014, there were no debt instruments issued by associates or non-Group third parties that had been guaranteed by the Bank or any other Group entity.

d)	Case-by-case information on certain issues, repurchases or redemptions of debt instruments

The main characteristics of the most significant issuances (excluding promissory notes, securitisations and issues maturing within less than one year), repurchases or redemptions performed by the Group in the first three months of 2014, or guaranteed by the Bank or Group entities, are as follows:

Issuer data					Data on the transactions performed in the first quarter of 2014
Name	Relationship with the Bank	Country of registered office	Issuer or issue credit rating	Transaction	ISIN code	Type of security	Transaction date	Amount of the issue, repurchase or redemption (millions of euros)	Balance outstanding (millions of euros) (a)	Interest rate	Market where listed	Type of guarantee provided	Risks additional to the guarantee that the Group would assume
ABBEY NATIONAL TREASURY SERVICES PLC	Subsidiary	United Kingdom	Aaa / AAA / AAA	Issuance	XS1017654150	Mortgage-backed bond	20/01/14	906	906	3M GB LIBOR + 0.51%	London	-	N/A
ABBEY NATIONAL TREASURY SERVICES PLC	Subsidiary	United Kingdom	A2 /A / A	Issuance	XS1014539289	Senior debt	14/01/14	1,000	1,000	2.00%	London	-	N/A
ABBEY NATIONAL TREASURY SERVICES PLC	Subsidiary	United Kingdom	A2 /A / A	Issuance	XS1023278887	Senior debt	27/01/14	500	500	3M EU + 0.35%	London	-	N/A
ABBEY NATIONAL TREASURY SERVICES PLC	Subsidiary	United Kingdom	A2 /A / A	Issuance	US002799AN46	Senior debt	13/03/14	725	725	4.00%	Berlin	-	N/A
ABBEY NATIONAL TREASURY SERVICES PLC	Subsidiary	United Kingdom	A2 /A / A	Issuance	US002799AM62	Senior debt	13/03/14	798	798	1.38%	Trace	-	N/A
ABBEY NATIONAL TREASURY SERVICES PLC	Subsidiary	United Kingdom	A2 /A / A	Issuance	US002799AP93	Senior debt	13/03/14	290	290	3M US LIBOR + 0.51%	Trace	-	N/A
BANCO SANTANDER CHILE	Subsidiary	Chile	Aa3 / A+ / A	Issuance	FIXRATE CHF 300 bond	Senior debt	20/01/14	246	246	1.00%	N/A	-	N/A
BANCO SANTANDER BRAZIL	Subsidiary	Brazil	N/A	Issuance	FINANCIAL BILL (LF)	Financial bill (LF)	07/03/14	320	320	6.75%	Brazil	-	N/A
BANCO SANTANDER, S.A.	Parent	Spain	Ba2e	Issuance	XS1043535092	Preferred securities	12/03/14	1,500	1,500	6.25%	Dublin	-	N/A
SANTANDER CONSUMER FINANCE	Subsidiary	Spain	Baa1 / BBB+ / BBB-	Issuance	XS1016635580	Senior debt	29/01/14	1,000	945	1.45%	Dublin	-	N/A
SANTANDER INTERNATIONAL DEBT, S.A.U.	Subsidiary	Spain	Baa1 / BBB / BBB	Issuance	XS1022793951	Senior debt	03/02/14	500	500	3M EU + 0.65%	Frankfurt	Banco Santander, S.A. guarantee	N/A
SANTANDER INTERNATIONAL DEBT, S.A.U.	Subsidiary	Spain	Baa1 / BBB+ / BBB	Issuance	XS1041097301	Senior debt	10/03/14	300	300	3M EU + 0.61%	Dublin	Banco Santander, S.A. guarantee	N/A
SANTANDER INTERNATIONAL DEBT, S.A.U.	Subsidiary	Spain	Baa1 / BBB+ / BBB	Issuance	XS1046276504	Senior debt	25/03/14	1,500	1,500	1.38%	Dublin	Banco Santander, S.A. guarantee	N/A
SANTANDER INTERNATIONAL DEBT, S.A.U.	Subsidiary	Spain	Aa3 / A+ / A	Repayment	XS0752985878	Senior debt	10/03/14	219	-	6M US + 2.76%	Luxembourg	Banco Santander, S.A. guarantee	N/A
BANCO SANTANDER BRAZIL	Subsidiary	Brazil	Baa1 / BBB+ / BBB	Repayment	FINANCIAL BILL (LF)	Financial bill (LF)	06/03/14	323	-	5.13%	N/A	-	N/A
BANCO SANTANDER BRAZIL	Subsidiary	Brazil	BBB	Repayment	US05966UAJ34	Senior debt	18/03/14	870	-	3M US LIB + 2.1	Luxembourg	-	N/A
BANCO SANTANDER (MEXICO), S.A. INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO FINANCIERO SANTANDER	Subsidiary	Mexico	Aaa / AAA	Repayment	MX94BS030038	Senior debt	27/01/14	278	-	TIIE 28 + 0.20%	Mexico	-	N/A
ABBEY NATIONAL TREASURY SERVICES PLC	Subsidiary	United Kingdom	A2 / A	Repayment	XS0597611705	Senior debt	03/03/14	1,000	-	4.13%	London	-	N/A
BANCO SANTANDER, S.A.	Parent	Spain	Aa1/AA+	Repayment	ES0413900111	Mortgage-backed bond	06/02/14	2,959	-	3.50%	AIAF	-	N/A
BANCO ESPAÑOL DE CREDITO, S.A. (currently BANCO SANTANDER, S.A.)	Parent	Spain	Aa1/AAA	Repayment	ES0413440100	Mortgage-backed bond	21/02/14	1,353	-	4.25%	AIAF	-	N/A

(a)	The amounts relating to securities denominated in foreign currencies were translated to euros at the exchange rate prevailing at the end of the first quarter of 2014.

Issuer data					Data on the transactions performed in the first quarter of 2014
Name	Relationship with the Bank	Country of registered office	Issuer or issue credit rating	Transaction	ISIN code	Type of security	Transaction date	Amount of the issue, repurchase or redemption (millions of reais)	Balance outstanding (millions of reais) (a)	Interest rate	Market where listed	Type of guarantee provided	Risks additional to the guarantee that the Group would assume
ABBEY NATIONAL TREASURY SERVICES PLC	Subsidiary	United Kingdom	Aaa / AAA / AAA	Issuance	XS1017654150	Mortgage- backed bond	20/01/14	2,866	2,834	3M GB LIBOR + 0.51%	London	-	N/A
ABBEY NATIONAL TREASURY SERVICES PLC	Subsidiary	United Kingdom	A2 /A / A	Issuance	XS1014539289	Senior debt	14/01/14	3,228	3,128	2.00%	London	-	N/A
ABBEY NATIONAL TREASURY SERVICES PLC	Subsidiary	United Kingdom	A2 /A / A	Issuance	XS1023278887	Senior debt	27/01/14	1,637	1,564	3M EU + 0.35%	London	-	N/A
ABBEY NATIONAL TREASURY SERVICES PLC	Subsidiary	United Kingdom	A2 /A / A	Issuance	US002799AN46	Senior debt	13/03/14	2,369	2,268	4.00%	Berlin	-	N/A
ABBEY NATIONAL TREASURY SERVICES PLC	Subsidiary	United Kingdom	A2 /A / A	Issuance	US002799AM62	Senior debt	13/03/14	2,608	2,496	1.38%	Trace	-	N/A
ABBEY NATIONAL TREASURY SERVICES PLC	Subsidiary	United Kingdom	A2 /A / A	Issuance	US002799AP93	Senior debt	13/03/14	948	907	3M US LIBOR + 0.51%	Trace	-	N/A
BANCO SANTANDER CHILE	Subsidiary	Chile	Aa3 / A+ / A	Issuance	FIXRATE CHF 300 bond	Senior debt	20/01/14	778	769	1.00%	N/A	-	N/A
BANCO SANTANDER BRAZIL	Subsidiary	Brazil	N/A	Issuance	FINANCIAL BILL (LF)	Financial bill (LF)	07/03/14	1,036	1,001	6.75%	Brazil	-	N/A
BANCO SANTANDER, S.A.	Parent	Spain	Ba2e	Issuance	XS1043535092	Preferred securities	12/03/14	4,918	4,691	6.25%	Dublin	-	N/A
SANTANDER CONSUMER FINANCE	Subsidiary	Spain	Baa1 / BBB+ / BBB-	Issuance	XS1016635580	Senior debt	29/01/14	3,317	2,956	1.45%	Dublin	-	N/A
SANTANDER INTERNATIONAL DEBT, S.A.U.	Subsidiary	Spain	Baa1 / BBB / BBB	Issuance	XS1022793951	Senior debt	03/02/14	1,624	1,564	3M EU + 0.65%	Frankfurt	Banco Santander, S.A. guarantee	N/A
SANTANDER INTERNATIONAL DEBT, S.A.U.	Subsidiary	Spain	Baa1 / BBB+ / BBB	Issuance	XS1041097301	Senior debt	10/03/14	971	938	3M EU + 0.61%	Dublin	Banco Santander, S.A. guarantee	N/A
SANTANDER INTERNATIONAL DEBT, S.A.U.	Subsidiary	Spain	Baa1 / BBB+ / BBB	Issuance	XS1046276504	Senior debt	25/03/14	4,799	4,691	1.38%	Dublin	Banco Santander, S.A. guarantee	N/A
SANTANDER INTERNATIONAL DEBT, S.A.U.	Subsidiary	Spain	Aa3 / A+ / A	Repayment	XS0752985878	Senior debt	10/03/14	709	-	6M US + 2.76%	Luxembourg	Banco Santander, S.A. guarantee	N/A
BANCO SANTANDER BRAZIL	Subsidiary	Brazil	Baa1 / BBB+ / BBB	Repayment	FINANCIAL BILL (LF)	Financial bill (LF)	06/03/14	1,029	-	5.13%	N/A	-	N/A
BANCO SANTANDER BRAZIL	Subsidiary	Brazil	BBB	Repayment	US05966UAJ34	Senior debt	18/03/14	2,847	-	3M US LIB + 2.1	Luxembourg	-	N/A
BANCO SANTANDER (MEXICO), S.A. INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO FINANCIERO SANTANDER	Subsidiary	Mexico	Aaa / AAA	Repayment	MX94BS030038	Senior debt	27/01/14	910	-	TIIE 28 + 0.20%	Mexico	-	N/A
ABBEY NATIONAL TREASURY SERVICES PLC	Subsidiary	United Kingdom	A2 /A	Repayment	XS0597611705	Senior debt	03/03/14	3,213	-	4.13%	London	-	N/A
BANCO SANTANDER, S.A.	Parent	Spain	Aa1 / AA+	Repayment	ES0413900111	Mortgage-backed bond	06/02/14	9,596	-	3.50%	AIAF	-	N/A
BANCO ESPAÑOL DE CREDITO, S.A. (currently BANCO SANTANDER, S.A.)	Parent	Spain	Aa1 / AAA	Repayment	ES0413440100	Mortgage-backed bond	21/02/14	4,408	-	4.25%	AIAF	-	N/A

(a)	The amounts relating to securities denominated in foreign currencies were translated to reais at the exchange rate prevailing at the end of the first quarter of 2014.

e)	Fair value of financial liabilities not measured at fair value

Following is a comparison of the carrying amounts of the Group's financial liabilities measured at other than fair value and their respective fair values at 31 March 2014 and 31 December 2013:

	Millions of euros
	31/03/14		31/12/13
	Carrying amount	Fair value	Carrying amount	Fair value
Financial liabilities at amortised cost:
Deposits from central banks	11,062	11,062	9,788	9,788
Deposits from credit institutions	87,051	91,319	76,534	76,636
Customer deposits	573,255	570,097	572,853	570,312
Marketable debt securities	179,446	182,504	171,390	170,787
Subordinated liabilities	17,738	18,230	16,139	16,342
Other financial liabilities	20,735	20,724	16,410	16,407
LIABILITIES	889,287	893,935	863,114	860,272

	Millions of reais
	31/03/14		31/12/13
	Carrying amount	Fair value	Carrying amount	Fair value
Financial liabilities at amortised cost:
Deposits from central banks	34,598	34,598	31,885	31,885
Deposits from credit institutions	272,261	285,609	249,317	249,649
Customer deposits	1,792,912	1,783,035	1,866,126	1,857,848
Marketable debt securities	561,235	570,800	558,320	556,356
Subordinated liabilities	55,477	57,016	52,575	53,236
Other financial liabilities	64,851	64,816	53,457	53,447
LIABILITIES	2,781,334	2,795,874	2,811,680	2,802,421

The main valuation methods and inputs used in the estimates of the fair values of the financial liabilities in the foregoing table are detailed in Note 51.c to the consolidated financial statements for 2013.

10.	Provisions

a)	Breakdown

The detail of Provisions at 31 March 2014 and 31 December 2013 is as follows:

	Millions of euros
	31/03/14	31/12/13

Provision for pensions and similar obligations	9,382	9,126
Provisions for taxes and other legal contingencies	2,790	2,727
Provisions for contingent liabilities and commitments	668	693
Of which: due to country risk	4	4
Other provisions	2,060	1,929
Provisions	14,900	14,475

	Millions of reais
	31/03/14	31/12/13

Provision for pensions and similar obligations	29,343	29,729
Provisions for taxes and other legal contingencies	8,726	8,883
Provisions for contingent liabilities and commitments	2,089	2,258
Of which: due to country risk	13	13
Other provisions	6,443	6,284
Provisions	46,601	47,154

b)	Provisions for pensions and similar obligations

The increase in the balance of Provisions for pensions and similar obligations in the first quarter of 2014 related mainly to the charge of EUR 440 million (BRL 1,425 million) to the provision for pre-retirements in Spain, which was offset in part by the pension payments.

c)	Provisions for taxes and other legal contingencies and Other provisions

Set forth below is the detail, by type of provision, of the balance at 31 March 2014 and at 31 December 2013 of Provisions for taxes and other legal contingencies and Other provisions. The types of provision were determined by grouping together items of a similar nature:

	Millions of euros
	31/03/14	31/12/13

Provisions for taxes	1,189	1,177
Provisions for employment-related proceedings (Brazil)	695	638
Provisions for other legal proceedings	963	912
Provision for customer remediation (UK)	446	465
Regulatory framework-related provisions (UK)	188	201
Provision for restructuring	480	378
Other	889	885
	4,850	4,656

	Millions of reais
	31/03/14	31/12/13

Provisions for taxes	3,719	3,834
Provisions for employment-related proceedings (Brazil)	2,174	2,078
Provisions for other legal proceedings	3,012	2,971
Provision for customer remediation (UK)	1,395	1,515
Regulatory framework-related provisions (UK)	588	655
Provision for restructuring	1,501	1,231
Other	2,780	2,883
	15,169	15,167

Relevant information is set forth below in relation to each type of provision shown in the preceding table:

The provisions for taxes include provisions for tax-related proceedings.

The provisions for employment-related proceedings (Brazil) relate to claims filed by trade unions, associations, the prosecutor's office and ex-employees claiming employment rights to which, in their view, they are entitled, particularly the payment of overtime and other employment rights, including litigation concerning retirement benefits. The number and nature of these proceedings, which are common for banks in Brazil, justify the classification of these provisions in a separate category or as a separate type from the rest. The Group calculates the provisions associated with these claims in accordance with past experience of payments made in relation to claims for similar items. When claims do not fall within these categories, a case-by-case assessment is performed and the amount of the provision is calculated in accordance with the status of each proceeding and the risk assessment carried out by the legal advisers. The average duration of the employment-related proceedings is approximately eight years.

The provisions for other legal proceedings include provisions for court, arbitration or administrative proceedings (other than those included in other categories or types of provisions disclosed separately) brought against Santander Group companies.

The provisions for customer remediation (UK) include the estimated cost of payments to remedy errors relating to the sale of certain products in the UK. To calculate the provision for customer compensation, the best estimate of the provision made by management is used, which is based on the conclusions on the number of claims to be received and, of these, the number that will be accepted, as well as the estimated average payment per case.

The regulatory framework-related provisions (UK) include mainly the provisions relating to the following issues concerning Santander UK:

-
The provision for payments to the Financial Services Compensation Scheme (FSCS): the FSCS is the compensation fund for customers of financial services entities in the UK and is responsible for paying compensation if an entity cannot pay for rights claimed from it. The FSCS is financed through levies applied to the industry (and recoveries and loans, where appropriate).

-
The provision for the payment of the bank levy in the UK: the 2011 Finance Act introduced an annual bank levy in the UK which is collected using the quarterly system in force for corporation tax. This levy is based on the total liabilities presented in the balance sheet at year-end, although certain amounts are excluded.

The provisions for restructuring include only the direct costs arising from restructuring processes carried out by various Group companies.

Qualitative information on the main litigation is provided in Note 10.d.

d) Litigation

Our general policy is to record provisions for tax and legal proceedings in which we assess the chances of loss to be probable and we do not record provisions when the chances of loss are possible or remote. We determine the amounts to be provided for as our best estimate of the expenditure required to settle the corresponding claim based, among other factors, on a case-by-case analysis of the facts and the legal opinion of internal and external counsel or by considering the historical average amount of the loss incurred in such category of lawsuits.

i. Tax-related litigation

At 31 March 2014, the main tax-related proceedings concerning the Group were as follows:

-
Legal actions filed by Banco Santander (Brasil) S.A. and certain Group companies in Brazil challenging the increase in the rate of Brazilian social contribution tax on net income from 9% to 15% stipulated by Interim Measure 413/2008, ratified by Law 11,727/2008, a provision having been recognised for the amount of the estimated loss.

-
Legal actions filed by certain Group companies in Brazil claiming their right to pay the Brazilian social contribution tax on net income at a rate of 8% and 10% from 1994 to 1998. No provision was recognised in connection with the amount considered to be a contingent liability.

-
Legal actions filed by Banco Santander Brasil, S.A. (currently Banco Santander (Brasil), S.A.) and other Group entities claiming their right to pay the Brazilian PIS and COFINS social contributions only on the income from the provision of services. In the case of Banco Santander Brasil, S.A., the legal action was declared unwarranted and an appeal was filed at the Federal Regional Court. In September 2007 the Federal Regional Court found in favour of Banco Santander Brasil, S.A., but the Brazilian authorities appealed against the judgment at the Federal Supreme Court. In the case of Banco ABN AMRO Real, S.A. (currently Banco Santander (Brasil), S.A.), in March 2007 the court found in its favour, but the Brazilian authorities appealed against the judgment at the Federal Regional Court, which handed down a decision partly upholding the appeal in September 2009. Banco Santander (Brasil), S.A. filed an appeal at the Federal Supreme Court. Law 12,865/2013 established a programme of payments or deferrals of certain tax and social security debts, exempting the entities availing themselves of the Law from paying late-payment interest and resulting in the legal actions brought being withdrawn. In November 2013 Banco Santander (Brasil) S.A. partially availed itself of this programme but only with respect to the legal actions brought by the former Banco ABN AMRO Real, S.A. in relation to the period from September 2006 to April 2009, and with respect to other minor actions brought by other entities in its Group. However, the legal actions brought by Banco Santander (Brasil), S.A. and those of Banco ABN AMRO Real, S.A. relating to the periods prior to September 2006, for which the estimated loss was provided for, still subsist.

-
Banco Santander (Brasil), S.A. and other Group companies in Brazil have appealed against the assessments issued by the Brazilian tax authorities questioning the deduction of loan losses in their income tax returns (IRPJ and CSLL) on the ground that the relevant requirements under the applicable legislation were not met. No provision was recognised in connection with the amount considered to be a contingent liability.

-
Banco Santander (Brasil), S.A. and other Group companies in Brazil are involved in several administrative and legal proceedings against various municipalities that demand payment of the Service Tax on certain items of income from transactions not classified as provisions of services. No provision was recognised in connection with the amount considered to be a contingent liability.

-
In addition, Banco Santander (Brasil), S.A. and other Group companies in Brazil are involved in several administrative and legal proceedings against the tax authorities in connection with the taxation for social security purposes of certain items which are not considered to be employee remuneration. No provision was recognised in connection with the amount considered to be a contingent liability.

-
In December 2008 the Brazilian tax authorities issued an infringement notice against Banco Santander (Brasil), S.A. in relation to income tax (IRPJ and CSLL) for 2002 to 2004. The tax authorities took the view that Banco Santander (Brasil), S.A. did not meet the necessary legal requirements to be able to deduct the goodwill arising on the acquisition of Banespa (currently Banco Santander (Brasil), S.A.). Banco Santander (Brasil) S.A. filed an appeal against the infringement notice at Conselho Administrativo de Recursos Fiscais (CARF), which on 21 October 2011 unanimously decided to render the infringement notice null and void. The tax authorities have appealed against this decision at a higher administrative level. In June 2010 the Brazilian tax authorities issued infringement notices in relation to this same matter for 2005 to 2007. Banco Santander (Brasil), S.A. filed an appeal against these procedures at CARF, which was partially upheld on 8 October 2013. This decision will be appealed at the higher instance of CARF (Tax Appeal High Chamber). In December 2013 the Brazilian tax authorities issued the infringement notice relating to 2008, the last year for amortisation of the goodwill. This infringement notice will be appealed by Banco Santander (Brasil), S.A. Based on the advice of its external legal counsel and in view of the first decision by CARF, the Group considers that the stance taken by the Brazilian tax authorities is incorrect and that there are sound defence arguments to appeal against the infringement notices. Accordingly, the risk of incurring a loss is remote. Consequently, no provisions have been recognised in connection with these proceedings because this matter should not affect the consolidated financial statements.

-
In May 2003 the Brazilian tax authorities issued separate infringement notices against Santander Distribuidora de Títulos e Valores Mobiliarios Ltda. (DTVM) and Banco Santander Brasil, S.A. (currently Banco Santander (Brasil), S.A.) in relation to the Provisional Tax on Financial Movements (CPMF) with respect to certain transactions carried out by DTVM in the management of its customers' funds and for the clearing services provided by Banco Santander Brasil, S.A. to DTVM in 2000, 2001 and the first two months of 2002. Both entities appealed against the infringement notices at CARF, with DTVM obtaining a favourable decision and Banco Santander Brasil, S.A. an unfavourable decision. Both decisions were appealed by the losing parties at the Higher Chamber of CARF, and the appeal relating to Banco Santander Brasil, S.A. is pending a decision. With respect to DTVM, on 24 August 2012, it was notified of a decision overturning the previous favourable judgment and lodged an appeal at the Higher Chamber of CARF on 29 August 2012. Based on the opinion of its legal advisers, the Group considers that the tax treatment applied in these transactions was correct. No provision was recognised in the consolidated financial statements in relation to this litigation as it was considered a contingent liability.

-
In December 2010 the Brazilian tax authorities issued an infringement notice against Santander Seguros, S.A., as the successor by merger to ABN AMRO Brazil Dois Participacoes, S.A., in relation to income tax (IRPJ and CSLL) for 2005. The tax authorities questioned the tax treatment applied to a sale of shares of Real Seguros, S.A. made in that year. The bank filed an appeal for reconsideration against this infringement notice. As the former parent of Santander Seguros, S.A. (Brasil), Banco Santander (Brasil), S.A. is liable in the event of any adverse outcome of this proceeding. No provision was recognised in connection with this proceeding as it was considered to be a contingent liability.

-
Also, in December 2010, the Brazilian tax authorities issued infringement notices against Banco Santander (Brasil), S.A. in connection with income tax (IRPJ and CSLL), questioning the tax treatment applied to the economic compensation received under the contractual guarantees provided by the sellers of the former Banco Meridional. The bank filed an appeal for reconsideration against this infringement notice. On 23 November 2011, CARF unanimously decided to render null and void an infringement notice relating to 2002 with regard to the same matter, and the decision was declared final in February 2012. The proceedings relating to the 2003 to 2006 fiscal years are still in progress. No provision was recognised in connection with this proceeding as it was considered to be a contingent liability.

-
In June 2013, the Brazilian tax authorities issued an infringement notice against Banco Santander (Brasil), S.A. as the party liable for tax on the capital gain allegedly obtained in Brazil by the entity not resident in Brazil, Sterrebeeck B.V., as a result of the “incorporação de ações” (merger of shares) transaction carried out in August 2008. As a result of the aforementioned transaction, Banco Santander (Brasil), S.A. acquired all of the shares of Banco ABN AMRO Real, S.A. and ABN AMRO Brasil Dois Participações, S.A. through the delivery to these entities' shareholders of newly issued shares of Banco Santander (Brasil), S.A., issued in a capital increase carried out for that purpose. The Brazilian tax authorities take the view that in the aforementioned transaction Sterrebeeck B.V. obtained income subject to tax in Brazil consisting of the difference between the issue value of the shares of Banco Santander (Brasil), S.A. that were received and the acquisition cost of the shares delivered in the exchange. The Group lodged an appeal against the infringement notice at the Federal Tax Office and considers, based on the advice of its external legal counsel, that the stance taken by the Brazilian tax authorities is not correct, that there are sound defence arguments to appeal against the infringement notice and that, therefore, the risk of loss is remote. Consequently, the Group has not recognised any provisions in connection with these proceedings because this matter should not affect the consolidated financial statements.

-
Legal action brought by Sovereign Bancorp, Inc. (currently Santander Holdings USA, Inc.) claiming its right to take a foreign tax credit in connection with taxes paid outside the United States in fiscal years 2003 to 2005 in relation to financing transactions carried out with an international bank. Santander Holdings USA Inc. considers that, in accordance with applicable tax legislation, it is entitled to recognise the aforementioned tax credits as well as the related issuance and financing costs. In addition, if the outcome of this legal action is favourable to the interests of Santander Holdings USA, Inc., the amounts paid over by the entity in relation to this matter with respect to 2006 and 2007 would have to be refunded. In 2013 the US courts found against two taxpayers in cases with a similar structure In the case of Santander Holdings USA, Inc. the proceeding was scheduled for 7 October 2013, although it was adjourned indefinitely when the judge found in favour of Santander Holdings USA, Inc. with respect to one of the main grounds of the case. Santander Holdings USA, Inc. is expecting the judge to rule within the next few months on whether his previous decision will result in the proceedings being stayed in the case or whether other matters need to be analysed before a final decision may be handed down. If the decision is favourable to Santander Holdings USA, Inc.'s interests, the US government has stated its intention to appeal against it. The estimated loss relating to this proceeding was provided for.

At the date of approval of these quarterly financial statements certain other less significant tax-related proceedings were also in progress.

ii. Other litigation

At 31 March 2014, the main non-tax-related proceedings concerning the Group were as follows:

-	Customer remediation: claims associated with the sale by Santander UK of certain financial products (principally payment protection insurance (PPI)) to its customers.

After the payments made, at 31 March 2014, the provision in this connection totalled GBP 137 million (31 December 2013: GBP 165 million), and no additional provisions were recognised in the first quarter of 2014.

The number of claims received remained in line with that of the last quarter of 2013, when there was an exceptional fall. In addition, the volume of rejected claims continued to be high. Also, the monthly cost of compensation fell to GBP 10 million in the first quarter of 2014 from a monthly average of GBP 11 million in the last quarter of 2013 and of GBP 18 million over 2013.

-
Proceeding under Criminal Procedure Law filed by Galesa de Promociones, S.A. against the Bank at Elche Court of First Instance no. 5, Alicante (case no. 1946/2008). The claim sought damages amounting to EUR 51 million as a result of a judgment handed down by the Supreme Court on 24 November 2004 setting aside a summary mortgage proceeding filed by the Bank against the plaintiff company.

On 2 March 2010, the court of first instance handed down a decision partly upholding both the claim filed against the Bank and the counterclaim. On 11 November 2010, the Alicante Provincial Appellate Court handed down a decision upholding the appeal filed by the Bank and dismissing the appeal brought by Galesa de Promociones, S.A., as a result of which and by way of offsetting the indemnity obligations payable by each party, the Bank became a creditor of Galesa in the amount EUR 0.4 million.

Galesa de Promociones, S.A. filed a cassation appeal against the above decision at the Supreme Court. The appeal was dismissed in a judgment by the Supreme Court on 17 July 2013, against which the appellant filed a motion for annulment which was dismissed by the Court. The Bank has not recognised a provision in this connection.

-
After the Madrid Provincial Appellate Court had rendered null and void the award handed down in the previous arbitration proceeding, on 8 September 2011, Banco Santander, S.A. filed a new request for arbitration with the Spanish Arbitration Court against Delforca 2008, S.A. (formerly Gaesco Bolsa Sociedad de Valores, S.A.), claiming EUR 66 million that the latter owes it as a result of the declaration on 4 January 2008 of the early termination by the Bank of all the financial transactions agreed upon between the parties.

On 3 August 2012, Delforca 2008, S.A. was declared to be in a position of voluntary insolvency by Barcelona Commercial Court no. 10, which had agreed as part of the insolvency proceeding to stay the arbitration proceeding and the effects of the arbitration agreement entered into by Banco Santander, S.A. and Delforca 2008, S.A. The Bank filed an appeal against this decision, which was dismissed and it then proceeded to prepare a challenge with a view to filing a future appeal. The Arbitration Court, in compliance with the decision of the Commercial Court, agreed on 20 January 2013 to stay the arbitration proceedings at the stage reached at that date until a decision could be reached in this respect in the insolvency proceeding.

In addition, as part of the insolvency proceeding of Delforca 2008, S.A., Banco Santander, S.A. notified its claim against the insolvent party with a view to having the claim recognised as a contingent ordinary claim without specified amount. However, the insolvency manager opted to exclude Banco Santander, S.A.'s claim from the provisional list of creditors and, accordingly, Banco Santander, S.A. filed an ancillary claim on which a decision has not yet been handed down. In this ancillary claim (still in progress), Delforca 2008, S.A. and the insolvency manager are seeking to obtain a decision from the Court on the merits of the dispute between Banco Santander, S.A. and Delforca 2008, S.A. Accordingly, Banco Santander, S.A. has appealed against the interlocutory order that admitted for consideration the evidence proposed by them. The appeal was not given leave to proceed and Banco Santander has prepared the corresponding protest.

As part of the same insolvency proceeding, Delforca 2008, S.A. has filed another ancillary claim requesting the termination of the arbitration agreement included in the framework financial transactions agreement entered into by that party and Banco Santander, S.A. in 1998, as well as the termination of the obligation that allegedly binds the insolvent party to the High Council of Chambers of Commerce (Spanish Arbitration Court). Banco Santander, S.A. filed its reply to the complaint on 21 June 2013, although it has repeatedly questioned the court’s objective jurisdiction to hear the complaint, as has the High Council of Chambers of Commerce, Industry and Shipping. The Commercial Court dismissed the motions for declinatory exception filed by Banco Santander and also dismissed the motion for declinatory exception filed by the High Council. These decisions have been appealed.

On 30 December 2013, Banco Santander filed a complaint requesting the termination of the insolvency proceeding of Delforca 2008, S.A. due to supervening disappearance of the alleged insolvency of the company.

In addition, in April 2009 Mobilaria Monesa, S.A. (parent of Delforca 2008, S.A.) filed a claim against Banco Santander, S.A. at Santander Court of First Instance no. 5, claiming damages which it says it incurred as a result of the (in its opinion) unwarranted claim filed by the Bank against its subsidiary, reproducing the same objections as Delforca 2008, S.A. This proceeding has currently been stayed on preliminary civil ruling grounds, against which Mobilaria Monesa, S.A. filed an appeal which was dismissed by the Cantabria Provincial Appellate Court in a judgment dated 16 January 2014.

Lastly, on 11 April 2012, Banco Santander, S.A. was notified of the claim filed by Delforca 2008, S.A., heard by Madrid Court of First Instance no. 21, in which it sought indemnification for the damage and losses it alleges it incurred due to the (in its opinion) unwarranted claim by the Bank. Delforca 2008, S.A. made the request in a counterclaim filed in the arbitration proceeding that concluded with the annulled award, putting the figure at up to EUR 218 million, although in its present claim it invokes Article 219.3 of the Civil Procedure Law in order to leave for a subsequent proceeding the amount to be settled (as the case may be) by the Bank. The aforementioned Court has dismissed the motion for declinatory exception proposed by Banco Santander, S.A. as the matter has been referred for arbitration. This decision is pending appeal. The Group considers that the risk of loss arising as a result of these matters is remote and, accordingly, it has not recognised any provisions in connection with these proceedings.

-
Former employees of Banco do Estado de São Paulo S.A., Santander Banespa, Cia. de Arrendamiento Mercantil: a claim was filed in 1998 by the association of retired Banespa employees (AFABESP) on behalf of its members, requesting the payment of a half-yearly bonus initially envisaged in the entity’s Bylaws in the event that the entity obtained a profit and that the distribution of this profit were approved by the board of directors. The bonus was not paid in 1994 and 1995 since the bank did not make a profit and partial payments were made from 1996 to 2000, as agreed by the board of directors, and the relevant clause was eliminated in 2001. The Regional Employment Court ordered the bank to pay this half-yearly bonus in September 2005 and the bank filed an appeal against the decision at the High Employment Court (“TST”) and, subsequently, at the Federal Supreme Court (“STF”). The TST confirmed the judgment against the bank, whereas the STF rejected the extraordinary appeal filed by the bank in a decision adopted by only one of the Court members, thereby also upholding the order issued to the bank. This decision was appealed by the bank and the association. Only the appeal lodged by the bank has been given leave to proceed and will be decided upon by the STF in plenary session.

-
"Planos economicos": Like the rest of the banking system, Santander Brazil has been the subject of claims from customers, mostly depositors, and of class actions brought for a common reason, arising from a series of legislative changes relating to the calculation of inflation ("planos economicos"). The claimants considered that their vested rights had been impaired due to the immediate application of these adjustments. In April 2010, the High Court of Justice ("STJ") set the limitation period for these class actions at 5 years, as claimed by the banks, rather than 20 years, as sought by the claimants, which will probably significantly reduce the number of actions brought and the amounts claimed in this connection. As regards the substance of the matter, the decisions issued to date have been adverse for the banks, although two proceedings have been brought at the STJ and the Supreme Federal Court ("STF") with which the matter is expected to be definitively settled. In August 2010, the STJ handed down a decision finding for the plaintiffs in terms of substance, but excluding one of the “planos” from the claim, thereby reducing the amount thereof, and once again confirming the five-year statute-of-limitations period. Shortly thereafter, the STF issued an injunctive relief order whereby the proceedings in progress were stayed until this court issues a final decision on the matter.

-
Proceeding under Criminal Procedure Law (case no. 1043/2009) conducted at Madrid Court of First Instance no. 26, following a claim brought by Banco Occidental de Descuento, Banco Universal, C.A. against the Bank for USD 150 million in principal plus USD 4.7 million in interest, upon alleged termination of an escrow contract.

The court upheld the claim but did not make a specific pronouncement on costs. A judgment handed down by the Madrid Provincial Appellate Court on 9 October 2012 upheld the appeal lodged by the Bank and dismissed the appeal lodged by Banco Occidental de Descuento, Banco Universal, C.A., dismissing the claim. The dismissal of the claim was confirmed in an ancillary order to the judgment dated 28 December 2012. An appeal was filed at the Supreme Court by Banco Occidental de Descuento against the Madrid Provincial Appellate Court decision. The Bank has challenged the appeal. The Bank has not recognised any provisions in this connection.

-
On 26 January 2011, notice was served on the Bank of an ancillary insolvency claim to annul acts detrimental to the assets available to creditors as part of the voluntary insolvency proceedings of Mediterráneo Hispa Group, S.A. at Murcia Commercial Court no. 2. The aim of the principal action is to request annulment of the application of the proceeds obtained by the company undergoing insolvency from an asset sale and purchase transaction involving EUR 32 million in principal and EUR 2.7 million in interest. On 24 November 2011, the hearing was held with the examination of the proposed evidence. Upon completion of the hearing, it was resolved to conduct a final proceeding. The Court dismissed the claim in full in a judgment dated 13 November 2013. The judgment has been appealed by the complainant.

-
The bankruptcy of various Lehman Group companies was made public on 15 September 2008. Various customers of Santander Group were affected by this situation since they had invested in securities issued by Lehman or in other products which had such assets as their underlying.

At the date of these quarterly consolidated financial statements, certain claims had been filed in relation to this matter. The Bank’s directors and its legal advisers consider that the various Lehman products were sold in accordance with the applicable legal regulations in force at the time of each sale or subscription and that the fact that the Group acted as intermediary would not give rise to any liability for it in relation to the insolvency of Lehman. Accordingly, the risk of loss is considered to be remote and, as a result, no provisions needed to be recognised in this connection.

-
The intervention, on the grounds of alleged fraud, of Bernard L. Madoff Investment Securities LLC ("Madoff Securities") by the US Securities and Exchange Commission ("SEC") took place in December 2008. The exposure of customers of the Group through the Optimal Strategic US Equity ("Optimal Strategic") subfund was EUR 2,330 million, of which EUR 2,010 million related to institutional investors and international private banking customers, and the remaining EUR 320 million made up the investment portfolios of the Group's private banking customers in Spain, who were qualifying investors.

At the date of these quarterly consolidated financial statements, certain claims had been filed against Group companies in relation to this matter. The Group considers that it has at all times exercised due diligence and that these products have always been sold in a transparent way pursuant to applicable legislation and established procedures. The risk of loss is therefore considered to be remote or immaterial.

-
At the end of the first quarter of 2013, news stories were published stating that the public sector was debating the validity of the interest rate swaps arranged between various financial institutions and public sector companies in Portugal, particularly in the public transport industry.

The swaps under debate included swaps arranged by Banco Santander Totta with the public companies Metropolitano de Lisboa, E.P.E. (MdL), Metro de Porto, S.A. (MdP), Sociedade de Transportes Colectivos do Porto, S.A. (STCP) and Companhia Carris de Ferro de Lisboa, S.A. (Carris). These swaps were arranged prior to 2008, i.e. before the start of the financial crisis, and had been executed without incident.

In view of this situation Banco Santander Totta took the initiative to request a court judgment on the validity of the swaps in the jurisdiction of the United Kingdom to which the swaps are subject.  The corresponding claims were filed in May 2013.

After the Bank had filed the claims, the four companies (MdL, MdP, STCP and Carris) notified Banco Santander Totta that they were suspending payment of the amounts owed under the swaps until a final decision had been handed down in the UK jurisdiction in the proceedings. MdL, MdP and Carris suspended payment in September 2013 and STCP did the same in December 2013.

Consequently, Banco Santander Totta extended each of the claims to include the unpaid amounts.

On 29 November 2013, the companies presented their defence in which they claimed that the swaps were null and void under Portuguese law and, accordingly, that they should be refunded the amounts paid.

On 14 February 2014, Banco Santander Totta answered the counterclaim, maintaining its arguments and rejecting the opposing arguments in its documents dated 29 November 2013.

On 4 April 2014 the companies issued their replies to the Bank's documents. These proceedings are still in progress.

The Bank and its legal advisers consider that the Bank acted at all times in accordance with applicable legislation and under the terms of the swaps, and take the view that the UK courts will confirm the full validity and effectiveness of the swaps. As a result, the Bank has not recognised any provisions in this connection.

The Bank and the other Group companies are subject to claims and, therefore, are party to certain legal proceedings incidental to the normal course of their business (including those in connection with lending activities, relationships with employees and other commercial or tax matters).

In this context, it must be considered that the outcome of court proceedings is uncertain, particularly in the case of claims for indeterminate amounts, those based on legal issues for which there are no precedents, those that affect a large number of parties or those at a very preliminary stage.

With the information available to it, the Group considers that at 31 March 2014, it had reliably estimated the obligations associated with each proceeding and had recognised, where necessary, sufficient provisions to cover reasonably any liabilities that may arise as a result of these tax and legal situations. It also believes that any liability arising from such claims and proceedings will not have, overall, a material adverse effect on the Group’s business, financial position or results of operations.

11.	Equity

In the three-month periods ended 31 March 2014 and 2013 there were no other quantitative or qualitative changes in the Group's equity other than those indicated in the consolidated statements of changes in total equity.

a)	Issued capital

On 30 January 2014, the bonus issue through which the Santander Dividendo Elección scrip dividend scheme is instrumented took place, whereby 227,646,659 shares (2.01% of the share capital) were issued for an amount of EUR 114 million (BRL 374 million).

At 31 March 2014, the Bank's share capital consisted of 11,561,067,147 shares with a total nominal value of EUR 5,781 million (BRL 13,443 million).

b)	Valuation adjustments - Available-for-sale financial assets

Valuation adjustments - Available-for-sale financial assets includes the net amount of unrealised changes in the fair value of assets classified as available-for-sale financial assets (see Note 5.b).

The breakdown, by type of instrument and geographical origin of the issuer, of Valuation adjustments - Available-for-sale financial assets at 31 March 2014 and 31 December 2013 is as follows:

	Millions of euros
	31/03/14				31/12/13
	Revaluation gains	Revaluation losses	Net revaluation gains/(losses)	Fair value	Revaluation gains	Revaluation losses	Net revaluation gains/(losses)	Fair value

Debt instruments
Government debt securities and debt instruments issued by central banks
Spain	549	(352)	197	24,477	356	(496)	(140)	25,664
Rest of Europe	79	(44)	35	13,867	28	(143)	(115)	12,080
Latin America and rest of the world	59	(168)	(109)	22,536	38	(217)	(179)	17,134
Private-sector debt securities	265	(228)	37	25,969	258	(280)	(22)	24,966
	952	(792)	160	86,849	680	(1,136)	(456)	79,844

Equity instruments Domestic
Spain International	186	(8)	178	1,471	132	(10)	122	1,432
Rest of Europe	141	(25)	116	1,002	158	(25)	133	974
United States	20	-	20	598	20	(1)	19	661
Latin America and rest of the world	247	(22)	225	968	235	(18)	217	888
	594	(55)	539	4,039	545	(54)	491	3,955
Of which:
Listed	299	(27)	272	913	313	(26)	287	1,330
Unlisted	295	(28)	267	3,126	232	(28)	204	2,625

	1,546	(847)	699	90,888	1,225	(1,190)	35	83,799

	Millions of reais
	31/03/14				31/12/13
	Revaluation gains	Revaluation losses	Net revaluation gains/(losses)	Fair value	Revaluation gains	Revaluation losses	Net revaluation gains/(losses)	Fair value

Debt instruments
Government debt securities and debt instruments issued by central banks
Spain	1,717	(1,101)	616	76,554	1,160	(1,616)	(456)	83,603
Rest of Europe	247	(138)	109	43,370	91	(466)	(375)	39,352
Latin America and rest of the world	185	(525)	(340)	70,484	124	(708)	(584)	55,816
Private-sector debt securities	828	(713)	115	81,221	840	(912)	(72)	81,329
	2,977	(2,477)	500	271,629	2,215	(3,702)	(1,487)	260,100

Equity instruments Domestic
Spain International	582	(25)	557	4,601	430	(33)	397	4,665
Rest of Europe	441	(78)	363	3,134	515	(81)	434	3,173
United States	63	-	63	1,870	65	(3)	62	2,153
Latin America and rest of the world	772	(69)	703	3,027	765	(59)	706	2,893
	1,858	(172)	1,686	12,632	1,775	(176)	1,599	12,884
Of which:
Listed	935	(84)	851	2,855	1,020	(85)	935	4,333
Unlisted	923	(88)	835	9,777	755	(91)	665	8,551

	4,835	(2,649)	2,186	284,261	3,990	(3,878)	112	272,984

At 31 March 2014, most of the revaluation losses on available-for-sale financial assets recognised in the Group's equity are related to Spanish government debt instruments. There has not been any default on payments of interest nor was there any evidence that the issuers would fail to continue to meet their payment obligations in the future, with respect both to principal and interest, and thus prevent recovery of the carrying amount of such debt instruments.

In the first quarter of 2014 the Group recognised EUR 29 million (BRL 94 million) in the income statement in relation to impairment on debt instruments and EUR 5 million (BRL 16 million) in relation to impairment of equity instruments.

c)	Valuation adjustments - Hedges of net investments in foreign operations and Exchange differences

Valuation adjustments - Hedges of net investments in foreign operations includes the net amount of changes in the value of hedging instruments in hedges of net investments in foreign operations, for the portion of these changes considered as effective hedges.

Valuation adjustments - Exchange differences includes the net amount of exchange differences arising on non-monetary items whose fair value is adjusted against equity and the differences arising on the translation to euros of the balances of the consolidated entities whose functional currency is not the euro.

The net changes in both these items recognised in the statement of recognised income and expense in the first quarter of 2014 reflect the effect arising from the appreciation of foreign currencies, mainly the pound sterling and the Brazilian real. Of the change in the balance in the first quarter, a gain of approximately EUR 208 million related to the measurement of goodwill using the year-end exchange rate.

d)	Valuation adjustments - Other valuation adjustments

The changes in the balance of Valuation adjustments - Other valuation adjustments are shown in the statement of recognised income and expense and include the actuarial gains and losses generated in the period and the return on plan assets, excluding amounts included in net interest on the net defined benefit liability (asset), less the administrative expenses and taxes inherent to the plan, and any change in the effect of the asset ceiling, excluding amounts included in net interest on the net defined benefit liability (asset).

12.	Segment information

In the first quarter of 2014 the Group made the following changes to its criteria for the management and presentation of its financial information by segment described in Note 52 to the consolidated financial statements for the year ended 31 December 2013:

-
Geographical areas: the United States geographical area now includes Santander Bank, Santander Consumer USA, which was accounted for by the equity method and is now fully consolidated, and Puerto Rico, which was previously included in Latin America.

-
Business: the name of the Asset management and insurance segment was changed to Private banking, asset management and insurance, and now includes the domestic private banking units in Spain, Portugal, Italy, Brazil, Mexico and Chile, where management is shared with the local banks. This segment also includes Santander Private Banking in Latin America.

The segment information for the first quarter of 2013 shown below has been recalculated using these criteria in order to make it comparable.

For Group management purposes, the primary level of segmentation, by geographical area, comprises five segments: four operating areas plus Corporate Activities. The operating areas, which include all the business activities carried on therein by the Group, are Continental Europe, the United Kingdom, Latin America and the United States, based on the location of the Group's assets.

Following is the breakdown of revenue by the geographical segments used by the Group. For the purposes of the table below, revenue is deemed to be that recognised under Interest and similar income, Income from equity instruments, Fee and commission income, Gains/losses on financial assets and liabilities (net) and Other operating income in the accompanying condensed consolidated income statements for the three-month periods ended 31 March 2014 and 2013.

	Revenue (Millions of euros)
Segment	Revenue from external customers		Inter-segment revenue		Total revenue
	31/03/14	31/03/13	31/03/14	31/03/13	31/03/14	31/03/13

Continental Europe	6,107	6,574	27	304	6,134	6,878
United Kingdom	2,387	2,017	228	550	2,615	2,567
Latin America	7,640	8,499	(88)	137	7,552	8,636
United States	1,647	646	(4)	23	1,643	669
Corporate Activities	380	1,306	2,168	1,569	2,548	2,875
Inter-segment revenue adjustments and eliminations	-	-	(2,331)	(2,583)	(2,331)	(2,583)
Total	18,161	19,042	-	-	18,161	19,042

	Revenue (Millions of reais)
Segment	Revenue from external customers		Inter-segment revenue		Total revenue
	31/03/14	31/03/13	31/03/14	31/03/13	31/03/14	31/03/13

Continental Europe	19,783	17,325	87	804	19,870	18,129
United Kingdom	7,732	5,316	739	1,449	8,471	6,765
Latin America	24,749	22,397	(285)	361	24,464	22,758
United States	5,335	1,702	(13)	61	5,322	1,763
Corporate Activities	1,231	3,442	7,023	4,132	8,254	7,574
Inter-segment revenue adjustments and eliminations	-	-	(7,551)	(6,807)	(7,551)	(6,807)
Total	58,830	50,182	-	-	58,830	50,182

Also, following is the reconciliation of the Group's consolidated profit before tax for the three-month periods ended 31 March 2014 and 2013, broken down by business segment, to the profit before tax per the condensed consolidated income statements for these periods:

	Consolidated profit (Millions of euros)
Segment	31/03/14	31/03/13

Continental Europe	499	336
United Kingdom	376	224
Latin America	910	1,263
United States	202	233
Corporate Activities	(433)	(548)
Total profit of the segments reported	1,554	1,508
(+/-) Unallocated profit	-	-
(+/-) Elimination of inter-segment profit	-	-
(+/-) Other profit/loss	-	-
(+/-) Income tax and/or profit from discontinued operations	1,548	496
Profit before tax	3,102	2,004

	Consolidated profit (Millions of reais)
Segment	31/03/14	31/03/13

Continental Europe	1,616	885
United Kingdom	1,218	590
Latin America	2,949	3,329
United States	654	614
Corporate Activities	(1,403)	(1,444)
Total profit of the segments reported	5,034	3,974
(+/-) Unallocated profit	-	-
(+/-) Elimination of inter-segment profit	-	-
(+/-) Other profit/loss	-	-
(+/-) Income tax and/or profit from discontinued operations	5,015	1,307
Profit before tax	10,049	5,281

13.	Related party transactions

The parties related to the Group are deemed to include, in addition to its subsidiaries, associates and jointly controlled entities, the Bank's key management personnel (the members of its board of directors and the executive vice presidents, together with their close family members) and the entities over which the key management personnel may exercise significant influence or control.

Following is a detail of the transactions performed by the Group with its related parties in the first three months of 2014 and 2013, distinguishing between significant shareholders, members of the Bank's board of directors, the Bank's executive vice presidents, Group entities and other related parties. Related party transactions were made on terms equivalent to those that prevail in arm's-length transactions or, when this was not the case, the related compensation in kind was recognised.

Millions of euros
31/03/14
Expenses and income	Significant shareholders	Directors and executives	Group companies or entities	Other related parties	Total

Expenses:
Finance costs	-	-	4	-	4
Management or cooperation agreements	-	-	-	-	-
R&D transfers and licensing agreements	-	-	-	-	-
Leases	-	-	-	-	-
Services received	-	-	-	-	-
Purchases of goods (finished or in progress)	-	-	-	-	-
Valuation adjustments for uncollectible or doubtful debts	-	-	-	-	-
Losses on derecognition or disposal of assets	-	-	-	-	-
Other expenses	-	-	4	-	4
	-	-	8	-	8
Income:
Finance income	-	-	21	-	21
Management or cooperation agreements	-	-	-	-	-
R&D transfers and licensing agreements	-	-	-	-	-
Dividends received	-	-	-	-	-
Leases	-	-	-	-	-
Rendering of services	-	-	-	-	-
Sale of goods (finished or in progress)	-	-	-	-	-
Gains on derecognition or disposal of assets	-	-	-	-	-
Other income	-	-	133	1	134
	-	-	154	1	155

Millions of reais
31/03/14
Expenses and income	Significant shareholders	Directors and executives	Group companies or entities	Other related parties	Total

Expenses:
Finance costs	-	-	13	-	13
Management or cooperation agreements	-	-	-	-	-
R&D transfers and licensing agreements	-	-	-	-	-
Leases	-	-	-	-	-
Services received	-	-	-	-	-
Purchases of goods (finished or in progress)	-	-	-	-	-
Valuation adjustments for uncollectible or doubtful debts	-	-	-	-	-
Losses on derecognition or disposal of assets	-	-	-	-	-
Other expenses	-	-	13	-	13
	-	-	26	-	26
Income:
Finance income	-	-	68	-	68
Management or cooperation agreements	-	-	-	-	-
R&D transfers and licensing agreements	-	-	-	-	-
Dividends received	-	-	-	-	-
Leases	-	-	-	-	-
Rendering of services	-	-	-	-	-
Sale of goods (finished or in progress)	-	-	-	-	-
Gains on derecognition or disposal of assets	-	-	-	-	-
Other income	-	-	431	3	434
	-	-	499	3	502

	Millions of euros
	31/03/14
Other transactions	Significant shareholders	Directors and executives	Group companies or entities	Other related parties	Total

Purchases of tangible, intangible or other assets	-	-	-	-	-
Financing agreements: loans and capital contributions (lender)	-	9	6,680	369	7,058
Finance leases (lessor)	-	-	-	-	-
Repayment or termination of loans and leases (lessor)	-	-	-	-	-
Sales of tangible, intangible or other assets	-	-	-	-	-
Financing agreements: loans and capital contributions (borrower)	-	3	1,018	187	1,208
Finance leases (lessee)	-	-	-	-	-
Repayment or termination of loans and leases (lessee)	-	-	-	-	-
Guarantees provided	-	-	78	128	206
Guarantees received	-	-	-	-	-
Obligations acquired	-	1	648	4	653
Obligations/guarantees cancelled	-	-	-	-	-
Dividends and other distributed profit	-	5	-	25	30
Other transactions	-	-	6,370	929	7,299

	Millions of reais
	31/03/14
Other transactions	Significant shareholders	Directors and executives	Group companies or entities	Other related parties	Total

Purchases of tangible, intangible or other assets	-	-	-	-	-
Financing agreements: loans and capital contributions (lender)	-	28	20,893	1,154	22,075
Finance leases (lessor)	-	-	-	-	-
Repayment or termination of loans and leases (lessor)	-	-	-	-	-
Sales of tangible, intangible or other assets	-	-	-	-	-
Financing agreements: loans and capital contributions (borrower)	-	9	3,184	585	3,778
Finance leases (lessee)	-	-	-	-	-
Repayment or termination of loans and leases (lessee)	-	-	-	-	-
Guarantees provided	-	-	244	400	644
Guarantees received	-	-	-	-	-
Obligations acquired	-	3	2,027	13	2,043
Obligations/guarantees cancelled	-	-	-	-	-
Dividends and other distributed profit	-	16	-	81	97
Other transactions	-	-	19,922	2,906	22,828

Millions of euros
31/03/13
Expenses and income	Significant shareholders	Directors and executives	Group companies or entities	Other related parties	Total

Expenses:
Finance costs	-	-	2	2	4
Management or cooperation agreements	-	-	-	-	-
R&D transfers and licensing agreements	-	-	-	-	-
Leases	-	-	-	-	-
Services received	-	-	-	-	-
Purchases of goods (finished or in progress)	-	-	-	-	-
Valuation adjustments for uncollectible or doubtful debts	-	-	-	-	-
Losses on derecognition or disposal of assets	-	-	-	-	-
Other expenses	-	-	7	-	7
	-	-	9	2	11
Income:
Finance income	-	-	19	3	22
Management or cooperation agreements	-	-	-	-	-
R&D transfers and licensing agreements	-	-	-	-	-
Dividends received	-	-	-	-	-
Leases	-	-	-	-	-
Rendering of services	-	-	-	-	-
Sale of goods (finished or in progress)	-	-	-	-	-
Gains on derecognition or disposal of assets	-	-	-	-	-
Other income	-	-	10	2	12
	-	-	29	5	34

Millions of reais
31/03/13
Expenses and income	Significant shareholders	Directors and executives	Group companies or entities	Other related parties	Total

Expenses:
Finance costs	-	-	6	6	12
Management or cooperation agreements	-	-	-	-	-
R&D transfers and licensing agreements	-	-	-	-	-
Leases	-	-	-	-	-
Services received	-	-	-	-	-
Purchases of goods (finished or in progress)	-	-	-	-	-
Valuation adjustments for uncollectible or doubtful debts	-	-	-	-	-
Losses on derecognition or disposal of assets	-	-	-	-	-
Other expenses	-	-	23	-	23
	-	-	29	6	35
Income:
Finance income	-	-	62	10	72
Management or cooperation agreements	-	-	-	-	-
R&D transfers and licensing agreements	-	-	-	-	-
Dividends received	-	-	-	-	-
Leases	-	-	-	-	-
Rendering of services	-	-	-	-	-
Sale of goods (finished or in progress)	-	-	-	-	-
Gains on derecognition or disposal of assets	-	-	-	-	-
Other income	-	-	32	6	38
	-	-	94	16	110

	Millions of euros
	31/03/13
Other transactions	Significant shareholders	Directors and executives	Group companies or entities	Other related parties	Total

Purchases of tangible, intangible or other assets	-	-	-	-	-
Financing agreements: loans and capital contributions (lender)	-	36	6,988	742	7,766
Finance leases (lessor)	-	-	-	-	-
Repayment or termination of loans and leases (lessor)	-	-	-	-	-
Sales of tangible, intangible or other assets	-	-	-	-	-
Financing agreements: loans and capital contributions (borrower)	-	27	620	463	1,110
Finance leases (lessee)	-	-	-	-	-
Repayment or termination of loans and leases (lessee)	-	-	-	-	-
Guarantees provided	-	-	2	309	311
Guarantees received	-	-	-	-	-
Obligations acquired	-	8	2,996	3	3,007
Obligations/guarantees cancelled	-	-	-	-	-
Dividends and other distributed profit	-	5	-	27	32
Other transactions	-	-	9,261	946	10,207

	Millions of reais
	31/03/13
Other transactions	Significant shareholders	Directors and executives	Group companies or entities	Other related parties	Total

Purchases of tangible, intangible or other assets	-	-	-	-	-
Financing agreements: loans and capital contributions (lender)	-	113	21,856	2,321	24,290
Finance leases (lessor)	-	-	-	-	-
Repayment or termination of loans and leases (lessor)	-	-	-	-	-
Sales of tangible, intangible or other assets	-	-	-	-	-
Financing agreements: loans and capital contributions (borrower)	-	84	1,939	1,448	3,471
Finance leases (lessee)	-	-	-	-	-
Repayment or termination of loans and leases (lessee)	-	-	-	-	-
Guarantees provided	-	-	6	966	972
Guarantees received	-	-	-	-	-
Obligations acquired	-	25	9,370	9	9,404
Obligations/guarantees cancelled	-	-	-	-	-
Dividends and other distributed profit	-	16	-	87	103
Other transactions	-	-	30,000	3,064	33,064

In addition to the detail provided above, there were insurance contracts linked to pensions amounting to EUR 331 million (BRL 1,035 million) at 31 March 2014 (31 March 2013: EUR 397 million (BRL 1,020 million)).

14.	Average headcount

The average number of employees at the Group and at the Bank, by gender, in the three-month period ended 31 March 2014 was as follows:

	Bank	Group
Average headcount	31/03/14	31/03/14

Men	14,656	83,100
Women	10,378	100,633
	25,034	183,733

15.	Other disclosures: valuation techniques for financial assets and liabilities

The following table shows a summary of the fair values, at the end of the three-month periods ended 31 March 2014 and 31 December 2013, of the financial assets and liabilities indicated below, classified on the basis of the various measurement methods used by the Group to determine their fair value:

	Millions of euros
	31/03/14			31/12/13
	Published price quotations in active markets	Internal models		Published price quotations in active markets	Internal models

			Total			Total

Financial assets held for trading	55,678	72,952	128,630	46,472	68,817	115,289
Other financial assets at fair value through profit or loss	3,721	35,272	38,993	3,687	27,694	31,381
Available-for-sale financial assets (1)	67,180	22,539	89,719	62,343	20,995	83,338
Hedging derivatives (assets)	191	6,616	6,807	221	8,080	8,301
Financial liabilities held for trading	15,714	90,232	105,946	14,643	80,030	94,673
Other financial liabilities at fair value through profit or loss	-	51,501	51,501	-	42,311	42,311
Hedging derivatives (liabilities)	243	5,521	5,764	187	5,096	5,283
Liabilities under insurance contracts	-	1,548	1,548	-	1,430	1,430

	Millions of reais
	31/03/14			31/12/13
	Published price quotations in active markets	Internal models		Published price quotations in active markets	Internal models

			Total			Total

Financial assets held for trading	174,142	228,161	402,303	151,387	224,178	375,565
Other financial assets at fair value through profit or loss	11,637	110,316	121,953	12,011	90,216	102,227
Available-for-sale financial assets (1)	210,112	70,491	280,603	203,089	68,393	271,482
Hedging derivatives (assets)	597	20,693	21,290	710	26,321	27,041
Financial liabilities held for trading	49,151	282,205	331,356	47,701	260,706	308,407
Other financial liabilities at fair value through profit or loss	-	161,075	161,075	-	137,832	137,832
Hedging derivatives (liabilities)	759	17,268	18,027	609	16,601	17,210
Liabilities under insurance contracts	-	4,842	4,842	-	4,658	4,658

(1)
In addition to the financial instruments measured at fair value shown in the foregoing table, at 31 March 2014, the Bank held equity instruments classified as available-for-sale financial assets and carried at cost amounting to EUR 1,170 million (BRL 3,658 million) (31 December 2013: EUR 461 million (BRL 1,502 million)).

Financial instruments at fair value, determined on the basis of published price quotations in active markets (Level 1), include government debt securities, private-sector debt securities, derivatives traded in organised markets, securitised assets, shares, short positions and fixed-income securities issued.

In cases where price quotations cannot be observed, management makes its best estimate of the price that the market would set, using its own internal models. In most cases, these internal models use data based on observable market parameters as significant inputs (Level 2) and, in very specific cases, they use significant inputs not observable in market data (Level 3). In order to make these estimates, various techniques are employed, including the extrapolation of observable market data. The best evidence of the fair value of a financial instrument on initial recognition is the transaction price, unless the fair value of the instrument can be obtained from other market transactions performed with the same or similar instruments or can be measured by using a valuation technique in which the variables used include only observable market data, mainly interest rates.

The Group did not make any material transfers of financial instruments between one measurement level and another in the first three months of 2014.

The Group has developed a formal process for the systematic valuation and management of financial instruments, which has been implemented worldwide across all the Group's units. The governance scheme for this process distributes responsibilities between two independent divisions: Treasury (development, marketing and daily management of financial products and market data) and Risk (on a periodic basis, validation of pricing models and market data, computation of risk metrics, new transaction approval policies, management of market risk and implementation of fair value adjustment policies). The approval of new products follows a sequence of steps (request, development, validation, integration in corporate systems and quality assurance) before the product is brought into production. This process ensures that pricing systems have been properly reviewed and are stable before they are used.

The most important products and families of derivatives, and the related valuation techniques and inputs, by asset class, are detailed in the consolidated financial statements at 31 December 2013.

Set forth below are the financial instruments at fair value whose measurement was based on internal models (Levels 2 and 3) at 31 March 2014 and 31 December 2013:

	Millions of euros
	Fair values calculated using internal models at 31/03/14		Fair values calculated using internal models at 31/12/13
	Level 2	Level 3	Level 2	Level 3	Valuation techniques	Main inputs
ASSETS:	135,972	1,405	124,079	1,507
Financial assets held for trading	72,678	273	68,535	282
Loans and advances to credit institutions	5,511	-	5,502	-	Present Value Method	Observable market data
Loans and advances to customers (a)	5,902	-	5,079	-	Present Value Method	Observable market data
Debt and equity instruments	3,061	53	1,585	50	Present Value Method	Observable market data, HPI/HPI Spot Rate, HPI Forward Growth Rate, HPI Volatility
Trading derivatives	58,204	220	56,369	232
Swaps	42,134	51	40,380	56	Present Value Method, Gaussian Copula (b)	Observable market data, basis, liquidity
Exchange rate options	1,481	17	849	16	Black-Scholes Model	Observable market data, liquidity
Interest rate options	7,748	-	7,375	-	Black's Model and advanced multi-factor interest rate models	Observable market data, liquidity, correlation
Interest rate futures	7	-	16	-	Present Value Method	Observable market data
Index and securities options	3,383	54	2,953	56	Black-Scholes Model	Observable market data, dividends, correlation, liquidity, HPI/HPI Spot Rate, HPI Forward Growth Rate, HPI Volatility
Other	3,451	98	4,796	104	Present Value Method, advanced local volatility and stochastic models and other	Observable market data and other
Hedging derivatives	6,616	-	8,080	-
Swaps	5,833	-	6,920	-	Present Value Method	Observable market data, basis
Exchange rate options	346	-	400	-	Black-Scholes Model	Observable market data
Interest rate options	36	-	24	-	Black-Scholes Model	Observable market data
Other	401	-	736	-	N/A	N/A
Other financial assets at fair value through profit or loss
	34,834	438	27,184	510
Loans and advances to credit institutions	22,870	-	13,444	-	Present Value Method	Observable market data
Loans and advances to customers (c)	10,991	63	13,135	61	Present Value Method	Observable market data, HPI/HPI Spot Rate, HPI Forward Growth Rate, HPI Volatility
Debt and equity instruments	973	375	605	449	Present Value Method	Observable market data, HPI/HPI Spot Rate, HPI Forward Growth Rate, HPI Volatility
Available-for-sale financial assets	21,844	694	20,280	715
Debt and equity instruments	21,844	694	20,280	715	Present Value Method	Observable market data/underlying rate, hierarchy level, conditional prepayment rate (CPR) and expected default rates. Acquisition cost and underlying carrying amount
LIABILITIES:	148,719	82	128,762	105
Financial liabilities held for trading	90,182	49	79,970	60
Deposits from central banks	5,410	-	3,866	-	Present Value Method	Observable market data
Deposits from credit institutions	9,522	-	7,468	-	Present Value Method	Observable market data
Customer deposits	13,197	-	8,500	-	Present Value Method	Observable market data
Marketable debt securities	1	-	1	-	Present Value Method	Observable market data, liquidity
Trading derivatives	58,268	49	57,260	60
Swaps	42,358	-	41,156	2	Present Value Method, Gaussian Copula (b)	Observable market data, basis, liquidity, HPI/HPI Spot Rate, HPI Forward Growth Rate, HPI Volatility
Exchange rate options	1,431	-	660	-	Black-Scholes Model	Observable market data, liquidity
Interest rate options	8,499	-	8,457	-	Black's Model and advanced multi-factor interest rate models	Observable market data, liquidity, correlation
Index and securities options	36	-	4,252	-	Black-Scholes Model	Observable market data, dividends, correlation, liquidity, HPI/HPI Spot Rate, HPI Forward Growth Rate, HPI Volatility
Interest rate and equity futures	4,245	-	88	-	Present Value Method	Observable market data
Other	1,699	49	2,647	58	Present Value Method, advanced local volatility and stochastic models and other	Observable market data and other
Short positions	3,784	-	2,875	-
Hedging derivatives	5,521	-	5,096	-
Swaps	5,203	-	4,961	-	Present Value Method	Observable market data, basis
Exchange rate options	1	-	1	-	Black-Scholes Model	Observable market data
Interest rate options	19	-	13	-	Black's Model	Observable market data
Other	298	-	121	-	N/A	N/A
Other financial liabilities at fair value through profit or loss	51,468	33	42,266	45	Present Value Method	Observable market data
Liabilities under insurance contracts	1,548	-	1,430	-	Present Value Method

	Millions of reais
	Fair values calculated using internal models at 31/03/14		Fair values calculated using internal models at 31/12/13
	Level 2	Level 3	Level 2	Level 3	Valuation techniques	Main inputs
ASSETS:	425,361	4,300	404,199	4,909
Financial assets held for trading	227,307	854	223,260	918
Loans and advances to credit institutions	17,236	-	17,923	-	Present Value Method	Observable market data
Loans and advances to customers (a)	18,459	-	16,545	-	Present Value Method	Observable market data
Debt and equity instruments	9,574	166	5,163	163	Present Value Method	Observable market data, HPI/HPI Spot Rate, HPI Forward Growth Rate, HPI Volatility
Trading derivatives	182,038	688	183,629	755
Swaps	131,778	160	131,542	182	Present Value Method, Gaussian Copula (b)	Observable market data, basis, liquidity
Exchange rate options	4,632	53	2,766	52	Black-Scholes Model	Observable market data, liquidity
Interest rate options	24,233	-	24,025	-	Black's Model and advanced multi-factor interest rate models	Observable market data, liquidity, correlation
Interest rate futures	22	-	52	-	Present Value Method	Observable market data
Index and securities options	10,581	169	9,620	182	Black-Scholes Model	Observable market data, dividends, correlation, liquidity, HPI/HPI Spot Rate, HPI Forward Growth Rate, HPI Volatility
Other	10,792	306	15,624	339	Present Value Method, advanced local volatility and stochastic models and other	Observable market data and other
Hedging derivatives	20,693	-	26,321	-
Swaps	18,243	-	22,543	-	Present Value Method	Observable market data, basis
Exchange rate options	1,082	-	1,303	-	Black-Scholes Model	Observable market data
Interest rate options	113	-	78	-	Black-Scholes Model	Observable market data
Other	1,255	-	2,397	-	N/A	N/A
Other financial assets at fair value through profit or loss	108,946	1,370	88,554	1,662
Loans and advances to credit institutions	71,528	-	43,795	-	Present Value Method	Observable market data
Loans and advances to customers (c)	34,375	197	42,788	199	Present Value Method	Observable market data, HPI/HPI Spot Rate, HPI Forward Growth Rate, HPI Volatility
Debt and equity instruments	3,043	1,173	1,971	1,463	Present Value Method	Observable market data, HPI/HPI Spot Rate, HPI Forward Growth Rate, HPI Volatility
Available-for-sale financial assets	68,415	2,076	66,064	2,329
Debt and equity instruments	68,415	2,076	66,064	2,329	Present Value Method	Observable market data/underlying rate, hierarchy level, conditional prepayment rate (CPR) and expected default rates. Acquisition cost and underlying carrying amount
LIABILITIES:	465,138	252	419,454	343
Financial liabilities held for trading	282,053	152	260,510	196
Deposits from central banks	16,920	-	12,594	-	Present Value Method	Observable market data
Deposits from credit institutions	29,781	-	24,328	-	Present Value Method	Observable market data
Customer deposits	41,275	-	27,690	-	Present Value Method	Observable market data
Marketable debt securities	3	-	3	-	Present Value Method	Observable market data, liquidity
Trading derivatives	182,237	152	186,529	196
Swaps	132,479	-	134,070	7	Present Value Method, Gaussian Copula (b)	Observable market data, basis, liquidity, HPI/HPI Spot Rate, HPI Forward Growth Rate, HPI Volatility
Exchange rate options	4,476	-	2,150	-	Black-Scholes Model	Observable market data, liquidity
Interest rate options	26,581	-	27,550	-	Black's Model and advanced multi-factor interest rate models	Observable market data, liquidity, correlation
Index and securities options	113	-	13,851	-	Black-Scholes Model	Observable market data, dividends, correlation, liquidity, HPI/HPI Spot Rate, HPI Forward Growth Rate, HPI Volatility
Interest rate and equity futures	13,277	-	287	-	Present Value Method	Observable market data
Other	5,311	152	8,621	189	Present Value Method, advanced local volatility and stochastic models and other	Observable market data and other
Short positions	11,837	-	9,366	-
Hedging derivatives	17,268	-	16,601	-
Swaps	16,273	-	16,161	-	Present Value Method	Observable market data, basis
Exchange rate options	3	-	3	-	Black-Scholes Model	Observable market data
Interest rate options	59	-	42	-	Black's Model	Observable market data
Other	933	-	395	-	N/A	N/A
Other financial liabilities at fair value through profit or loss	160,975	100	137,685	147	Present Value Method	Observable market data
Liabilities under insurance contracts	4,842	-	4,658	-	Present Value Method

(a)	Includes mainly short-term loans and reverse repurchase agreements with corporate customers (mainly brokerage and investment companies).

(b)
Includes credit risk derivatives with a positive net fair value of EUR 62 million (BRL 194 million) recognised in the consolidated balance sheet. These assets and liabilities are measured using the Standard Gaussian Copula Model.

(c)
Includes home mortgage loans to financial institutions in the UK (which are regulated and partly financed by the Government). The fair value of these loans was obtained using observable market variables, including current market transactions with similar amounts and collateral facilitated by the UK Housing Association. Since the Government is involved in these financial institutions, the credit risk spreads have remained stable and are homogeneous in this sector. The results arising from the valuation model are checked against current market transactions.

Set forth below are the Group's main financial instruments measured using unobservable market data that constitute significant inputs of the internal models (Level 3):

-
Instruments (loans, debt instruments and derivatives) linked to the House Price Index (HPI) in Santander UK's portfolio. Even if the valuation techniques used for these instruments may be the same as those used to value similar products (present value in the case of loans and debt instruments, and the Black-Scholes model for derivatives), the main factors used in the valuation of these instruments are the HPI spot rate, the growth rate of that rate, its volatility and mortality rates, which are not always observable in the market and, accordingly, these instruments are considered illiquid.

•
The HPI spot rate: for some instruments the NSA HPI spot rate, which is directly observable and published on a monthly basis, is used. For other instruments where regional HPI rates must be used (published quarterly), adjustments are made to reflect the different composition of the rates and adapt them to the regional composition of Santander UK's portfolio.

•
HPI growth rate: this is not always directly observable in the market, especially for long maturities, and is estimated in accordance with existing quoted prices. To reflect the uncertainty implicit in these estimates, adjustments are made based on an analysis of the historical volatility of the HPI, incorporating reversion to the mean.

•
HPI volatility: the long-term volatility is not directly observable in the market but is estimated on the basis of more short-term quoted prices and by making an adjustment to reflect the existing uncertainty, based on the standard deviation of historical volatility over various time periods.

•	Mortality rates: these are based on published official tables and adjusted to reflect the composition of the customer portfolio for this type of product at Santander UK.

-
Illiquid CDOs and CLOs in the portfolio of the treasury unit in Madrid. These are measured by grouping together the securities by type of underlying (sector/country), payment hierarchy (prime, mezzanine, junior, etc.), and assuming forecast conditional prepayment rates (CPR) and default rates, adopting conservative criteria.

The table below shows the effect, at 31 March 2014, on the fair value of the main financial instruments classified as Level 3 of a reasonable change in the assumptions used in the valuation. This effect was determined by applying the probable valuation ranges of the main unobservable inputs detailed in the following table:

Portfolio / Instrument	Valuation technique	Main unobservable inputs	Range	Weighted average	Impacts (in millions of euros)
(Level 3)					Unfavourable scenario	Favourable scenario
Financial assets held for trading
Debt instruments	Partial differential equations	Long-term volatility	32.5% - 41.8%	37.2%	(15)	15
Trading derivatives	Present Value Method	Curves on ABR indices (*)	(a)	(a)	(7)	7
	Present Value Method, Modified Black-Scholes Model	HPI forward growth rate	0%-5%	2.3%	(20)	20
	Present Value Method, Modified Black-Scholes Model	HPI spot rate	n/a	584 (**)	(24)	24
	Standard Gaussian Copula Model	Probability of default	0.1%-1.2%	0.70%	(4)	4
Other financial assets at fair value through profit or loss
Loans and advances to customers	Weighted average by probability (according to forecast mortality rates) of European HPI options, using the Black-Scholes model	HPI forward growth rate	0%-5%	3%	(1)	1
Debt and equity instruments	Weighted average by probability (according to forecast mortality rates) of HPI forwards, using the present value model	HPI forward growth rate	0%-5%	2.7%	(14)	13
	Weighted average by probability (according to forecast mortality rates) of HPI forwards, using the present value model	HPI spot rate	n/a	590 (**)	(18)	18
	Adjusted average of quoted prices from independent sources	Credit spread	4%-14%	7.2%	(5)	5
Available-for-sale financial assets
Debt and equity instruments	Present Value Method, others	Non-performing loans and prepayment ratios, cost of capital, long-term earnings growth rate	(a)	(a)	(2)	2
Financial liabilities held for trading
Trading derivatives	Present Value Method, Modified Black-Scholes Model	HPI forward growth rate	0%-5%	1.6%	(2)	2
	Present Value Method, Modified Black-Scholes Model	HPI spot rate	n/a	565 (**)	(10)	10
	Present Value Method, Modified Black-Scholes Model	Curves on ABR indices (*)	(a)	(a)	-	-
Other liabilities at fair value through profit or loss	-	-	-	-	(b)	(b)

Portfolio / Instrument	Valuation technique	Main unobservable inputs	Range	Weighted average	Impacts (in millions of reais)
(Level 3)					Unfavourable scenario	Favourable scenario
Financial assets held for trading
Debt instruments	Partial differential equations	Long-term volatility	32.5% - 41.8%	37.2%	(47)	47
Trading derivatives	Present Value Method	Curves on ABR indices (*)	(a)	(a)	(22)	22
	Present Value Method, Modified Black-Scholes Model	HPI forward growth rate	0%-5%	2.3%	(63)	63
	Present Value Method, Modified Black-Scholes Model	HPI spot rate	n/a	584 (**)	(75)	75
	Standard Gaussian Copula Model	Probability of default	0.1%-1.2%	0.70%	(13)	13
Other financial assets at fair value through profit or loss
Loans and advances to customers	Weighted average by probability (according to forecast mortality rates) of European HPI options, using the Black-Scholes model	HPI forward growth rate	0%-5%	3%	(3)	3
Debt and equity instruments	Weighted average by probability (according to forecast mortality rates) of HPI forwards, using the present value model	HPI forward growth rate	0%-5%	2.7%	(44)	41
	Weighted average by probability (according to forecast mortality rates) of HPI forwards, using the present value model	HPI spot rate	n/a	590 (**)	(56)	56
	Adjusted average of quoted prices from independent sources	Credit spread	4%-14%	7.2%	(16)	16
Available-for-sale financial assets
Debt and equity instruments	Present Value Method, others	Non-performing loans and prepayment ratios, cost of capital, long-term earnings growth rate	(a)	(a)	(6)	(6)
Financial liabilities held for trading
Trading derivatives	Present Value Method, Modified Black-Scholes Model	HPI forward growth rate	0%-5%	1.6%	(6)	6
	Present Value Method, Modified Black-Scholes Model	HPI spot rate	n/a	565 (**)	(31)	31
	Present Value Method, Modified Black-Scholes Model	Curves on ABR indices (*)	(a)	(a)	-	-
Other liabilities at fair value through profit or loss	-	-	-	-	(b)	(b)

 (*) ABR: Active Bank Rate. Average deposit interest rates (over 30, 90, 180 and 360 days) published by the Chilean Association of Banks and Financial Institutions (ABIF) in nominal currency (Chilean peso) and in real terms, adjusted for inflation (Unidad de Fomento - UF).

(**) There is a national HPI index in the UK and regional indices. The HPI spot value is the weighted average of the indices that correspond to the positions of each portfolio.

(a)
The exercise was conducted for the unobservable inputs described in the Main unobservable inputs column under probable scenarios. The range and weighted average value used are not shown because the aforementioned exercise was conducted jointly for various inputs or variants thereof, and it was not possible to break down the results separately by type of input.

(b)
The Group calculates the potential effect on the valuation of each of these instruments on a joint basis, irrespective of whether their individual valuation is positive (asset) or negative (liability), and the global effect associated with these financial instruments is broken down in the Other financial assets at fair value through profit or loss line included.

Lastly, the changes in the financial instruments classified as Level 3 in the first quarter of 2014 were as follows:

	31/12/13	Changes								31/03/14
Millions of euros	Fair value calculated using internal models (Level 3)	Purchases	Sales	Issues	Settlements	Changes in fair value recognised in profit or loss (unrealised)	Changes in fair value recognised in profit or loss (realised)	Changes in fair value recognised in equity	Other	Fair value calculated using internal models (Level 3)

Financial assets held for trading	282	-	-	-	-	(3)	(2)	-	(4)	273
Debt and equity instruments	50	-	-	-	-	2	-	-	1	53
Trading derivatives	232	-	-	-	-	(5)	(2)	-	(5)	220
Swaps	56	-	-	-	-	4	(6)	-	(3)	51
Exchange rate options	16	-	-	-	-	-	-	-	1	17
Index and securities options	56	-	-	-	-	(2)	-	-	-	54
Other	104	-	-	-	-	(7)	4	-	(3)	98
Other financial assets at fair value through profit or loss	510	-	(70)	-	-	1	-	-	(3)	438
Loans and advances to customers	61	-	-	-	-	1	-	-	1	63
Debt and equity instruments	449	-	(70)	-	-	-	-	-	(4)	375
Available-for-sale financial assets	715	-	(61)	-	-	-	-	15	25	694
TOTAL ASSETS	1,507	-	(131)	-	-	(2)	(2)	15	18	1,405

Financial liabilities held for trading	60	-	-	-	-	10	(14)	-	(7)	49
Trading derivatives	60	-	-	-	-	10	(14)	-	(7)	49
Swaps	2	-	-	-	-	-	(2)	-	-	-
Other	58	-	-	-	-	10	(12)	-	(7)	49
Other liabilities at fair value through profit or loss	45	-	(11)	-	-	6	(7)	-	-	33
TOTAL LIABILITIES	105	-	(11)	-	-	16	(21)	-	(7)	82

	31/12/13	Changes								31/03/14
Millions of reais	Fair value calculated using internal models (Level 3)	Purchases	Sales	Issues	Settlements	Changes in fair value recognised in profit or loss (unrealised)	Changes in fair value recognised in profit or loss (realised)	Changes in fair value recognised in equity	Other	Fair value calculated using internal models (Level 3)

Financial assets held for trading	918	-	-	-	-	(10)	(6)	-	(48)	854
Debt and equity instruments	163	-	-	-	-	6	-	-	(3)	166
Trading derivatives	755	-	-	-	-	(16)	(6)	-	(45)	688
Swaps	182	-	-	-	-	13	(19)	-	(16)	160
Exchange rate options	52	-	-	-	-	-	-	-	1	53
Index and securities options	182	-	-	-	-	(6)	-	-	(7)	169
Other	339	-	-	-	-	(23)	13	-	(23)	306
Other financial assets at fair value through profit or loss	1,662	-	(227)	-	-	4	-	-	(69)	1,370
Loans and advances to customers	199	-	-	-	-	4	-	-	(6)	197
Debt and equity instruments	1,463	-	(227)	-	-	-	-	-	(63)	1,173
Available-for-sale financial assets	2,329	-	(197)	-	-	-	-	49	(105)	2,076
TOTAL ASSETS	4,909	-	(424)	-	-	(6)	(6)	49	(222)	4,300

Financial liabilities held for trading	196	-	-	-	-	32	(46)	-	(30)	152
Trading derivatives	196	-	-	-	-	32	(46)	-	(30)	152
Swaps	7	-	-	-	-	-	(7)	-	-	-
Other	189	-	-	-	-	32	(39)	-	(30)	152
Other liabilities at fair value through profit or loss	147	-	(37)	-	-	20	(26)	-	(4)	100
TOTAL LIABILITIES	343	-	(37)	-	-	52	(72)	-	(34)	252

16.	Explanation added for translation to English

These interim condensed consolidated financial statements are presented on the basis of the regulatory financial reporting framework applicable to the Group (see Note 1.b). Certain accounting practices applied by the Group that conform with that regulatory framework may not conform with other generally accepted accounting principles and rules.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date:	August 19, 2014	By:	/s/ José Antonio Álvarez
			Name:	José Antonio Álvarez
			Title:	Executive Vice President